Exhibit 2.1

Deed

Evans Shoal –

Assets Sale Deed

Santos Offshore Pty Ltd

Magellan Petroleum Australia Limited

Contents

	Table of contents

1	Definitions and interpretation	2

	1.1 Agreement components	2
	1.2 Definitions	2
	1.3 Interpretation	11
	1.4 Inclusive expressions	12
	1.5 Reasonable endeavours	12

2	Conditions for Completion	12

	2.1 Conditions precedent	12
	2.2 Conditions to Completion	13
	2.3 Waiver under Evans Shoal JOA	13
	2.4 Notice	14
	2.5 Reasonable endeavours	14
	2.6 Waiver	15
	2.7 Cut Off Date	15

3	Sale and purchase	16

	3.1 Sale	16
	3.2 Purchase Price	16
	3.3 Payment of the Deposit	16
	3.4 Payment of Completion Payment	17
	3.5 FID Payment	17
	3.6 Payment of First Production Payment	17
	3.7 Title and risk	17
	3.8 Exclusivity	17

4	Allocation of liabilities	18

	4.1 Losses arising before Effective Date	18
	4.2 Losses arising on and after Effective Date	18
	4.3 Environmental Loss	18

5	Period before Completion	18

	5.1 Carrying on of Business	18
	5.2 Permitted acts	19
	5.3 Seismic exploration activity	19
	5.4 Access	19
	5.5 Competing offers	20
	5.6 Technical Services Agreement	20

6	Termination	20

	6.1 Termination by the Seller	20
	6.2 Termination by the Buyer	21
	6.3 Effect of termination	22
	6.4 No other right to terminate or rescind	22

7	Completion	22

	7.1 Time and place	22
	7.2 Completion	23
	7.3 Notice to complete	23
	7.4 Completion simultaneous	23

Contents 1

Contents

8	Adjustment Statement	24

	8.1 Adjustment Statement	24
	8.2 Access	24
	8.3 Payment of the Excess Amount or Shortfall Amount	25

9	Post-Completion obligations	25

	9.1 Approval and registration	25
	9.2 Notice of approval and registration	26
	9.3 Failure to obtain approval and registration	26

10	Seller’s Warranties	26

	10.1 Seller’s Warranties	26
	10.2 Independent warranties	26
	10.3 Reliance	26
	10.4 Awareness	26

11	Qualifications and limitations on Claims	27

	11.1 Disclosure	27
	11.2 No reliance	27
	11.3 Opinion, estimates and forecasts	28
	11.4 Nature of Evans Shoal Interests	29
	11.5 Maximum and minimum amounts	29
	11.6 Time limits	29
	11.7 Disposal of the Business	30
	11.8 Recovery under other rights and reimbursement	30
	11.9 No double claims	30
	11.10 Mitigation of Loss	30
	11.11 General limitations	31
	11.12 Buyer benefits	32
	11.13 Sole remedy	32
	11.14 Payments affecting Purchase Price	33
	11.15 Independent limitations	33

12	Procedures for dealing with Claims	33

	12.1 Notice of Claims	33
	12.2 Third Party Claims	34

13	Buyer’s Warranties	35

	13.1 Buyer’s Warranties	35
	13.2 Independent warranties	35
	13.3 Reliance	35
	13.4 Awareness	35

14	Confidentiality and announcements	36

	14.1 Agreed announcement	36
	14.2 Confidentiality	36
	14.3 Duties	37
	14.4 Stamping	37
	14.5 Costs and expenses	37

15	GST	38

	15.1 Supply of a going concern	38

16	Income and Petroleum Resource Rent Tax	39

	16.1 Income and expenses	39
	16.2 Buyer will assume Seller’s PRRT entitlements	39
	16.3 Seller to provide information	39

Contents 2

Contents

17	General	39

	17.1 Notices	39
	17.2 Governing law and jurisdiction	41
	17.3 Service of process	41
	17.4 Prohibition and enforceability	41
	17.5 Waivers and variation	41
	17.6 Assignment	41
	17.7 Further assurances	41
	17.8 Approvals and consent	42
	17.9 Remedies cumulative	42
	17.10 Counterparts	42
	17.11 Severability	42
	17.12 No merger	42
	17.13 Entire agreement	42
	17.14 Default Interest	42
	17.15 Benefits held on trust	43
	17.16 Contra proferentem excluded	43
	17.17 Attorneys	43
	17.18 No Immunity	43

Schedules

Signing page		55

Deed of Assignment and Assumption

Technical Services Agreement

Contents 3

Evans Shoal – Deed of Assets Sale

Date ▶ 25 March 2010

Between the parties
Santos Offshore Pty Ltd ACN 005 475 589 of Santos Centre, Ground Floor, 60 Flinders Street, Adelaide SA 5000 (Seller)

Magellan Petroleum Australia Limited ACN 009 728 581 of 10th Floor, 145 Eagle St, Brisbane, Queensland, Australia 4000 (Buyer)

Recitals	The Seller has agreed to sell and the Buyer has agreed to buy the Evans Shoal Interests.

This deed witnesses as follows:

Operative part

1	Definitions and interpretation

1.1	Agreement components

This deed includes any schedule or attachment.

1.2	Definitions

The meanings of the terms used in this deed are set out below.

Term	Meaning

Abandoned Wells	the following wells within the area of the Evans Shoal Title: 1 Evans Shoal 1; 2 Evans Shoal 2; and 3 Evans Shoal South 1.

Accounting Standards	the accounting procedure set out in Appendix A of the Evans Shoal JOA.

Act	the Offshore Petroleum and Greenhouse Gas Storage Act 2006 (Cth).

Adjustment Amount	has the meaning given to it in the Adjustment Statement.

Adjustment Statement	a statement the form of which is contained in Schedule 4 and is prepared and agreed or determined in accordance with clause 8.1.

Authorisation	any approval, licence, consent, authority or permit, planning consents, land use rights, natural resource use rights or other approvals, including all relevant conditions and restrictions.

Budget	has the meaning given to it in the Evans Shoal JOA.

Business	the business carried out by the Seller in relation to the Evans Shoal Interests.

Business Day	a day on which banks are open for business in Perth, Western Australia, other than a Saturday, Sunday or public holiday in Perth, Western Australia.

1    <Definitions and interpretation

Term	Meaning

Buyer Group	the Buyer and each of its Related Bodies Corporate and Buyer Group Member means any member of the Buyer Group.

Buyer’s Warranties	the warranties in Schedule 2.

Claim

any claim, Demand, legal proceedings, cause of action, liability, judgement, loss, cost or expense (including legal fees), including any claim, Demand, legal proceedings or cause of action:

1       based in contract (including breach of warranty);

2       based in tort (including misrepresentation or negligence);

3       under common law; or

4       under statute (including Part V or VI of the Trade Practices Act 1974 (Cth)), or like provisions in any state or territory legislation.

Commissioning Gas

gas produced from the area which is subject to the Evans Shoal Title during the period of time when facilities owned, controlled or operated by or on behalf of the holders of the Evans Shoal Title are tested as part of the process of bringing such facilities into operation.

Completion	completion of the sale and purchase of the Evans Shoal Interests under clause 7.

Completion Date	the date on which Completion occurs.

Completion Payment	an amount equal to the sum of: 1 A$85 million; and 2 the Estimated Adjustment Amount.

Completion Steps	the steps that each party must carry out at Completion which are set out in Schedule 3.

Control

in relation to an entity (for the purposes of this definition, the “Relevant Entity”) the power whether held directly or indirectly and by whatever means (and whether or not enforceable at law) to:

1       exercise or control the right to vote attached to more than 50% of the issued shares in the Relevant Entity;

2       dispose of or exercise a right of disposal in respect of more than 50% of the issued voting shares in the Relevant Entity; or

3       appoint more than one half of the number of directors to the board or other governing body of the Relevant Entity.

1    <Definitions and interpretation

Term	Meaning

Corporations Act	the Corporations Act 2001 (Cth).

Cut Off Date	the date which is 9 months after date of this deed.

Deductible	has the meaning given in clause 11.5(a).

Deed of Assignment and Assumption

a deed of assignment and assumption between the parties to the Evans Shoal JOA and the Buyer pursuant to which:

1       the Buyer is assigned the Evans Shoal Interests; and

2       the Buyer agrees to be bound by the provisions of the Evans Shoal JOA as if it were a party to the Evans Shoal JOA to the extent that it relates to the Evans Shoal Interests,

substantially in the form, and to the effect, of the deed set out in Annexure 1.

Defaulting Party	has the meaning given in clause 7.2(a).

Demand	a written notice of, or demand for, an amount payable.

Deposit	A$15 million.

Disclosure Materials

all documents and information that were at any time during the period from 21 April 2009 to 16 February 2010 contained in the data room established by Freehills and made available to the Buyer, its representatives or advisers electronic copies of which are contained in a DVD initialled by and exchanged between the Buyer and the Seller on the date of this deed.

Document List	the documents listed in Schedule 6.

Duty	any stamp, transaction or registration duty or similar charge imposed by any Governmental Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them.

Effective Date	1 January 2010.

Encumbrance

an interest or power:

1       reserved in or over an interest in any asset including any retention of title; or

2       created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes any agreement to create any of the above and any caveat over a Title.

1    <Definitions and interpretation

Term	Meaning

Escrow Agent	JPMorgan Chase Bank, N.A., acting through its Sydney branch.

Escrow Agreement	an agreement entitled “Escrow Agreement” between the Escrow Agent, the Buyer and the Seller relating to the holding of the Deposit entered into prior to the execution of this deed.

Estimated Adjustment Amount	A$450,000.

Evans Shoal Interests	1 a 40% Participating Interest in the Evans Shoal JOA; and 2 a 40% legal and beneficial interest in the Evans Shoal Title.

Evans Shoal JOA	an agreement entitled “Operating Agreement Covering: Exploration Permit NT/P 48” entered into on or about 3 June 1996 a copy of which is contained in Schedule 5.

Evans Shoal Project

any project for the exploration, appraisal, development and production of natural gas or other petroleum from within the area which is the subject of the Evans Shoal Title (and other areas) and the proposal to develop, construct and operate facilities for the gathering and processing of that natural gas or other petroleum on and around the relevant location, and related activities, including the construction, operation and maintenance of pipelines and other ancillary services and facilities.

Evans Shoal Title

Exploration Permit NT/P 48 administered under the Act and any other title granted in substitution for, or derived from, such Exploration Permit (such as a petroleum production license or a petroleum retention lease (as defined in the Act), and includes any renewal or extension of such Exploration Permit or other such title).

Evans Shoal Transfer	the transfer by the Seller to the Buyer of a 40% legal and beneficial interest in the Evans Shoal Title.

Excess Amount	has the meaning given to it in clause 8.3(a)(1).

Expert

an independent person agreed between the Seller and the Buyer. If agreement on the identity of the independent person is not reached within 10 Business Days, the Seller and the Buyer must promptly request the President for the time being of the Institute of Chartered Accountants in Australia or his or her nominee to determine the identity of such independent person (such person being a partner of KPMG, PricewaterhouseCoopers or Deloitte & Touche Tohmatsu with not less than 10 years relevant experience who does not act as auditor or adviser to either party).

1    <Definitions and interpretation

Term	Meaning

FIRB	has the meaning given to it in clause 2.5(b)(1).

FID or Final Investment Decision

a decision made by or on behalf of a holder of the Evans Shoal Title to proceed with the development, funding and implementation of the Evans Shoal Project for the commercial and economic discovery and production of gas within the area which is the subject of the Evans Shoal Title.

FID Payment	A$50 million.

First Production	30 days of cumulative production of gas (but not including the production of Commissioning Gas) from an area within the area which is the subject of the Evans Shoal Title.

First Production Payment	A$50 million.

Fundamental Claim	a Claim in relation to a Fundamental Warranty.

Fundamental Warranties	the Seller’s Warranties set out in parts 1, 2 and 3 and clauses 4.1, 4.2(c), 4.2(d) and 6 of Schedule 1 and Fundamental Warranty shall be construed accordingly.

Governmental Agency	any government or governmental, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal, agency or entity in any part of the world.

Holding Company	in relation to an entity (for the purposes of this definition, the “Relevant Entity”), an entity which Controls the Relevant Entity.

Immediately Available Funds	cash, bank cheque or telegraphic or other electronic means of transfer of cleared funds into a bank account nominated in advance by the payee.

1    <Definitions and interpretation

Term	Meaning
Insolvent

in relation to a party:

1       an order is made or an effective resolution is passed for the winding up or dissolution without winding up (otherwise than for the purposes of reconstruction or amalgamation) of the party, and such order or resolution is not set aside or withdrawn within 5 Business Days of being made or passed;

2       a receiver, receiver and manager, judicial manager, liquidator, administrator or like official is appointed over the whole or a substantial part of the undertaking or property of the party, and such appointment is not set aside or terminated within 5 Business Days of occurring;

3       a holder of an Encumbrance takes possession of the whole or any substantial part of the undertaking and property of the party; or

4       anything analogous or having a substantially similar effect to any of the events specified above happens under the law of any applicable jurisdiction.

Interest Rate	the interbank overnight cash rate quoted on Bloomberg RBA 9 / RBA 13 at 11am.

Interpretative Information

all information contained in the documents listed on the Document List which are highlighted in green, including and without limitation, any opinions, estimates, projections, business plans, budgets, forecasts, financial models, operating models, cost estimates, estimates of value, estimates of quantity or quality of hydrocarbons, estimates of quantity or quality of reserves, estimates of quantity or quality of resources, estimates of geological conditions or estimates of engineering conditions, which are contained in such highlighted documents.

Joint Accounts	in respect of the Joint Operations, the document contained in Schedule 7Error! Reference source not found..

Joint Operations	has the meaning given to it in the Evans Shoal JOA.

Joint Operations Records

copies of all:

1       work programmes, budgets, authorisations for expenditure, books of account and records;

2       operating and technical committee minutes;

3       geological and geophysical information, including cores, cuttings and samples;

4       feasibility studies and reserves reports;

5       seismic data and interpretations in all forms;

6       correspondence with Governmental Agencies, and correspondence with other parties to the Evans Shoal JOA; and

7       data maps, notes and drawings,

which relate to the Joint Operations or to the Evans Shoal Interests held by any of the Seller Group Members and which are in the possession or under the control of a Seller Group Member.

1    <Definitions and interpretation

Term	Meaning

Loss	losses, liabilities, damages, costs, charges and expenses and includes Taxes and Duties.

Material Adverse Effect

a material and adverse effect on the financial condition or market value of the Evans Shoal Project or the Evans Shoal Interests taken as a whole; provided, however, that no change or effect resulting from any of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect:

1       any generally applicable change in applicable laws or accounting procedures or interpretation of any thereof;

2       any announcement regarding the transactions contemplated by this deed;

3       actions or any inactions taken by any Seller Group Member in compliance with its obligations under this deed;

4       changes in conditions generally affecting the industry in which the Evans Shoal Interests relate;

5       general economic, political or financial market conditions (including changes in interest rates, foreign exchange rates, commodity prices and Tax rates);

6       any failure to meet internal projections or forecasts, provided that the underlying cause of any such failure may be taken into consideration in making such determination; and

7       any expenses incurred in connection with the negotiation, documentation and execution of this deed and the consummation of the transaction provided for by this deed,

and provided, further, that Material Adverse Effect shall not include any change or effect, either alone or in combination with other similar changes, having an adverse effect of 5% or less of the Purchase Price.

Notifying Party	has the meaning given in clause 7.3(a).

Operating Committee	has the meaning given to it in the Evans Shoal JOA.

Operator	has the meaning given to it in the Evans Shoal JOA.

OGA	Osaka Gas Australia Pty Ltd (ABN 49 093 246 381) of Level 3, Parmelia House, 191 St Georges Terrace, Perth WA 6000.

Party	any of the signatories to this deed and any respective successors or permitted assigns.

1    <Definitions and interpretation

Term	Meaning

Participant Deed	the deed of amendment, waiver and consent between the Seller, Shell and others dated 28 August 2007.

Participating Interest	has the meaning given to it in the Evans Shoal JOA.

PCA	Petronas Carigali (Australia) Pty Ltd (ACN 125 954 403) of Level 36, QV1 Building, 250 St George’s Terrace, Perth WA 6000.

Programme	has the meaning given to it in the Evans Shoal JOA.

Prohibition Order	has the meaning given in clause 7.2(c).

PRRT Act	the Petroleum Resource Rent Tax Act 1987 (Cth).

Purchase Price	an amount equal to: 1 the Deposit; plus 2 the Completion Payment; minus 3 the Excess Amount (if any); plus 4 the Shortfall Amount (if any); plus or minus 5 any other adjustments made under this deed.

Raw Data	all information contained in the documents and files listed on the Document List and which are highlighted in yellow on the Document List.

Related Body Corporate

an entity which, in relation to an entity (for the purposes of this definition, the “Relevant Entity”), is:

1       a Holding Company of the Relevant Entity;

2       a Subsidiary of the Relevant Entity; or

3       a Subsidiary of the Relevant Entity’s Holding Company.

Sale	the sale and purchase of the Evans Shoal Interests pursuant to this deed.

Santos	Santos Limited (ACN 007 550 923) of Ground Floor, Santos Centre, 60 Flinders Street Adelaide, South Australia, 5000, Australia.

Seller Group	the Seller and each of its Related Bodies Corporate and Seller Group Member means any member of the Seller Group.

1    <Definitions and interpretation

Term	Meaning

Seller’s Warranties	the warranties in Schedule 1.

Shell	Shell Development (Australia) Pty Ltd (ABN 14 009 663 576) of Level 28, QV1 Building, 250 St George’s Terrace, Perth WA 6000.

Shortfall Amount	has the meaning given to it in clause 8.3(a)(2).

Specified Executives

1       in respect of a Buyer Group Member, the following executives of the Buyer Group :

•   William Hastings, Chief Executive Officer;

•   Jeff Tounge, Outside Partners Manager;

•   Hugh Roberts, Country Manager; and

•   Tom Wilson, Director.

2       in respect of the Seller, the following executives of Santos:

•   David Knox, Chief Executive Officer;

•   Stuart Jones, Exploration Manager, Western Australia and Northern Territory Business Unit;

•   John Anderson, Vice President, Western Australia and Northern Territory Business Unit;

•   David Slocombe, Commercial Manager, Western Australia and Northern Territory Business Unit; and

•   Eddy Glavas, Finance Manager, Western Australia and Northern Territory Business Unit.

Statement Dispute Notice	has the meaning given in clause 8.1(b).

Subsidiary

a body corporate (the “first body”) in respect of which another body corporate either directly or indirectly through one or more interposed entities (each of which would be a “Subsidiary” under this definition) Controls the first body.

Tax

any tax, levy, charge, impost, fee, deduction, goods and services tax, petroleum resource rent tax, compulsory loan or withholding, which is assessed, levied, imposed or collected by any Governmental Agency and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above but excludes Duty and, for the avoidance of doubt, excludes any royalties for the production of hydrocarbons (whether statutory or otherwise).

1    <Definitions and interpretation

Term	Meaning

Technical Services Agreement	an agreement entitled “Technical Services Agreement” pursuant to which the Seller will provide services to the Buyer in respect of the Evans Shoal Interests a form of which is contained in Annexure 2.

Third Party	any person or entity (including a Governmental Agency) other than a Seller Group Member or a Buyer Group Member.

Third Party Claim	any claim, Demand, legal proceedings or cause of action made or brought by a Third Party.

Transaction Agreements	the following documents: 1 this deed; 2 the Deed of Assignment and Assumption; and 3 the Technical Services Agreement.

1.3	Interpretation

In this deed headings and words in bold are inserted for convenience and do not affect the interpretation of this deed and unless the contrary intention appears:

(a)	a reference to this deed or another instrument includes any variation or replacement of any of them;

(b)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c)	the singular includes the plural and vice versa;

(d)	the word ‘person’ includes a firm, a body corporate, an unincorporated association or an authority;

(e)	a reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(f)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(g)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(h)	if an act prescribed under this deed to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(i)	if an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day;

(j)	a reference to time is a reference to Perth, Western Australia time;

2    Conditions for Completion

(k)	a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(l)	an agreement, representation or warranty on the part of two or more persons binds them individually and severally, but not jointly;

(m)	a reference to a part, clause, party, attachment, exhibit or schedule is a reference to a part and clause of, and a party, attachment, exhibit and schedule to, this deed and a reference to this deed includes any attachment, exhibit and schedule;

(n)	a document in the ‘agreed form’ means a document in the form approved by the Buyer and the Seller and initialled by a representative of each of them for the purposes of identification; and

(o)	a reference to US$ is to the currency of the United States of America . A reference to A$ is to the currency of Australia.

1.4	Inclusive expressions

Specifying anything in this deed after the words ‘including’, ‘includes’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

1.5	Reasonable endeavours

Any provision of this deed which requires a party to use “reasonable endeavours” or “all reasonable endeavours”, or to take all steps reasonably necessary to procure that something is performed, does not include any obligation:

(a)	to pay any significant sum of money or to provide any significant financial compensation, valuable consideration or any other incentive to or for the benefit of any person, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Agency or fees to any professional advisers; or

(b)	to commence any legal action or proceeding against any person, to procure that that thing is done or happens,

except where that provision expressly specifies otherwise.

2	Conditions for Completion

2.1	Conditions precedent

Clauses 3 (Sale and Purchase) and 7 (Completion) (other than clause 3.3) do not become binding on the Parties and are of no force or effect unless and until each of the following conditions have been satisfied or waived in accordance with clause 2.6:

(a)	Foreign Investment Review Board approval:

(1)	the Buyer has received a written notice under the Foreign Acquisitions and Takeovers Act 1975 (Cth), by or on behalf of the Treasurer of the Commonwealth of Australia stating that the Commonwealth Government does not object to the transactions contemplated by this deed, either unconditionally or on conditions that do not have, or are not reasonably expected to have, a Material Adverse Effect; or

2    Conditions for Completion

(2)	following notice of the proposed acquisition of the Evans Shoal Interests having been given by the Buyer to the Treasurer under the Foreign Acquisitions and Takeovers act 1975 (Cth), the Treasurer of the Commonwealth of Australia becomes precluded from making an order in relation to the subject matter of this deed and the transactions contemplated by it under the Foreign Acquisitions and Takeovers Act 1975 (Cth); or

(3)	if an interim order is made under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the transactions contemplated by this deed, the subsequent period for making a final order prohibiting the transactions contemplated by this deed elapses without a final order being made; or

(4)	the Buyer has received written confirmation from FIRB, in a form reasonably acceptable to the Buyer and the Seller, to the effect that FIRB does not consider the transactions contemplated by this deed to be transactions that the Treasurer of the Commonwealth of Australia is authorised to make an order under the Foreign Acquisitions and Takeovers Act 1975 (Cth).

(b)	Approval of dealing: the dealings effected by this deed have been approved by the relevant Governmental Agency in accordance with Part 4.6 of the Act (and if such approval is granted on terms and conditions, such terms and conditions are reasonably acceptable to the Buyer, having regard to the common terms and conditions on which an approval of that nature is usually granted) and such Governmental Agency has confirmed that, subject only to payment of the relevant registration fee, such dealings will be registered in accordance with Part 4.6 of the Act.

2.2	Conditions to Completion

The following conditions must be satisfied or waived in accordance with clause 2.6 before Completion may take place:

(a)	Waiver of rights:

(1)	the Seller has given notice to Shell, PCA and OGA under Article 12.3A of the Evans Shoal JOA of the transfer by the Seller to the Buyer of the Evans Shoal Interests; and

(2)	Shell, PCA and OGA have consented to the transfer by the Seller to the Buyer of the Evans Shoal Interests and Shell, PCA and OGA have waived their rights under Articles 12.3.A, 12.3.B and 12.3.C of the Evans Shoal JOA in respect of this transfer;

(b)	Transfers: the Buyer and each registered holder of the Evans Shoal Title have executed the Evans Shoal Transfer; and

(c)	Deed of Assignment and Assumption: each party to the Evans Shoal JOA and the Buyer have executed the Deed of Assignment and Assumption.

2.3	Waiver under Evans Shoal JOA

The Parties agree and acknowledge that the consent and waiver given by Shell, PCA and OGA under clause 2.2(a) will not affect the rights and obligations of the Seller, Shell, PCA or OGA under Article 12 (other than Article 12.3) nor the other provisions of the Evans Shoal JOA.

2    Conditions for Completion

2.4	Notice

Each party must promptly notify the others in writing if it becomes aware that any condition in clause 2.1 and 2.2 has been satisfied or has become incapable of being satisfied.

2.5	Reasonable endeavours

(a)	The Buyer and the Seller must each use all reasonable endeavours to ensure that the conditions in clause 2.1 and 2.2 are satisfied as expeditiously as possible and in any event on or before the Cut Off Date.

(b)	For the purpose of clause 2.5(a) and subject to the earlier receipt of written confirmation satisfying clause 2.1(a)(4), the Buyer will only be taken to have used all reasonable endeavours in relation to the condition in clause 2.1(a) if it has:

(1)	provided the Seller with a draft copy of its proposed application to the Foreign Investments Review Board (FIRB), the commercially sensitive information within which may be redacted in the copy provided to the Seller, by no later than 14 days after the date of this deed;

(2)	consulted with the Seller on the proposed application to the FIRB; and

(3)	submitted an application to the FIRB by no later than 21 days after the date of this deed.

(c)	For the purpose of clause 2.5(a), the Buyer will only be taken to have used all reasonable endeavours in relation to the condition in clause 2.1(b) if it has:

(1)	provided the Seller with a draft copy of its proposed application to the relevant Government Agency, the commercially sensitive information within which may be redacted in the copy provided to the Seller, by no later than 14 days after the date of this deed;

(2)	consulted with the Seller on the proposed application to the relevant Government Agency; and

(3)	submitted an application to the relevant Government Agency by no later than 21 days after the date of this deed.

(d)	For the purpose of clause 2.5(a), the Seller will be taken to have used all reasonable endeavours in relation to clauses 2.2(a), 2.2(b) and 2.2(c) if it has sent a letter in the form set out in Error! Reference source not found.Schedule 8 to each of Shell, PCA and OGA and used its reasonable endeavours to persuade the addressees of the letter to execute the Evans Shoal Transfer and Deed of Assignment and Assumption, provided that this does not require the Seller to institute legal proceedings or incur any third party costs.

(e)	The Seller will provide all reasonable assistance and information to the Buyer as is necessary to satisfy the condition in clauses 2.1(a) and 2.1(b).

(f)	The Buyer is responsible for the preparation and submission of all documentation in relation to the satisfaction of the condition in clauses 2.1(b) and 2.2(a).

(g)	The Seller will provide all reasonable assistance and information to the Buyer as is necessary to satisfy the conditions in clauses 2.1(b) and 2.2(a).

(h)	Each party must keep the other party informed of the progress towards satisfaction of its obligations under clause 2.5.

2    Conditions for Completion

2.6	Waiver

The conditions in clauses 2.1 and 2.2 are for the benefit of the Buyer and the Seller and may only be waived by written agreement between the Buyer and the Seller.

2.7	Cut Off Date

(a)	If:

(1)	any of the conditions in clauses 2.1 and 2.2 are not satisfied or waived in accordance with clause 2.6 by the Cut Off Date, provided that the relevant party has satisfied its obligations under clause 2.5, or

(2)	if Completion has not occurred by the Cut Off Date because a Prohibition Order under clause 7.2 is subsisting,

either party may, unless that party has failed to comply with its obligations under clause 2.5, by written notice to the other:

(3)	terminate this deed immediately; or

(4)	with the prior written deed of the other party, extend the Cut Off Date.

(b)	If the Parties agree to extend the Cut Off Date in accordance with clause 2.7(a)(4), and:

(1)	any of the conditions in clauses 2.1 and 2.2 are not satisfied or waived in accordance with clause 2.6 by the extended Cut Off Date;

(2)	any of the conditions in clause 2.1 and 2.2 become incapable of satisfaction; or

(3)	the Seller and the Buyer agree in writing that any of the conditions in clause 2.1 and 2.2 cannot be satisfied,

provided that the relevant party has satisfied its obligations under clauses 2.3 and 2.5, then either the Seller or the Buyer may, by not less than 5 Business Days’ notice to the other Party, terminate this deed before Completion (unless the Parties agree otherwise).

(c)	If:

(1)	the conditions contained in clauses 2.1(a), 2.1(b), 2.2(a) and 2.2(c) are satisfied or waived in accordance with clause 2.6 by the Cut-Off Date, or if the Cut-Off Date has been extended, in accordance with clause 2.7(a), the Cut-Off Date agreed by the Parties;

(2)	the condition in clause 2.2(b) is not satisfied or waived in accordance with clause 2.6 by the Cut Off Date, or if the Cut-Off Date has been extended, in accordance with clause 2.7(a), the Cut-Off Date agreed by the Parties; and

(3)	having regard to the opinion of an independent Senior Counsel, there is a reasonable expectation that the relevant condition or conditions will be satisfied within 90 days of the Cut Off Date, or if the Cut-Off Date has been extended, in accordance with clause 2.7(a), the Cut-Off Date agreed by the Parties, a party cannot issue a notice under clause 2.7(a)(3) or 2.7(b) in respect of the non-satisfaction of such condition or conditions until the first to occur of:

(4)	a final resolution of any Court process in relation to the failure of any registered holder of the Evans Shoal Title or a party to the Evans Shoal JOA to execute the documents necessary to satisfy those conditions which results in such party being under no obligation to execute the documents necessary to satisfy the conditions; and

3    Sale and purchase

(5)	the expiry of 90 days from the Cut-Off Date, or if the Cut-Off Date has been extended, in accordance with clause 2.7(a), the Cut-Off Date agreed by the Parties.

3	Sale and purchase

3.1	Sale

Subject to clause 2.1, on the day for Completion determined under clause 7.1 the Seller must sell, and the Buyer must buy, the Evans Shoal Interests free and clear of all Encumbrances for the Purchase Price.

3.2	Purchase Price

(a)	The Purchase Price will be paid as follows:

(1)	the Deposit (including all interest thereon) will be released to the Seller at Completion in accordance with clause 3.3(e)(1);

(2)	the Completion Payment will be paid by the Buyer to the Seller on Completion in accordance with clause 3.4 and clause 7; and

(3)	the Excess Amount or the Shortfall Amount, if any, will be paid by the relevant party to the other party in accordance with clause 8.3.

3.3	Payment of the Deposit

(a)	On or before the execution of this deed, the Buyer and the Seller must jointly instruct the Escrow Agent to open an interest bearing trust account with JP Morgan Chase Bank, N.A., acting through its Sydney branch:

(1)	for the benefit of the Buyer and the Seller;

(2)	for the purpose of holding the Deposit in accordance with this deed and the Escrow Agreement; and

(3)	the costs of which are to be shared equally between the Parties,

(Deposit Account).

(b)	On execution of this deed, the Buyer must pay the Deposit into the Deposit Account in Immediately Available Funds.

(c)	The Buyer and the Seller must instruct the Escrow Agent to withdraw the Deposit and accrued interest on the earlier of Completion or termination of this deed and pay it to the person entitled to it under clause 3.3(d) or 3.3(e)as applicable.

(d)	The Buyer is entitled to the Deposit (and all interest on the Deposit) if:

(1)	the Buyer terminates this deed pursuant to clause 2.7(a) and either of the following applies:

(A)	the termination arises as a result of a condition in clause 2.1 not being satisfied; or

(B)	the termination arises as a result of a condition in clause 2.2 not being satisfied and the Seller has failed to comply with its obligations under clause 2.5;

(2)	the Buyer terminates this deed pursuant to clause 6.2(a) or 7.3; or

(3)	the Seller terminates this deed pursuant to clause 6.1(b).

3    Sale and purchase

(e)	The Seller shall become the owner of and is entitled to keep the Deposit (and all interest on the Deposit) as the Seller’s exclusive property and as the Seller’s sole right and remedy free of any rights of the Buyer in the event that:

(1)	Completion occurs; or

(2)	the Buyer is not otherwise entitled to the Deposit under clause 3.3(d).

(f)	The Buyer and the Seller each irrevocably undertakes to ensure that it gives all necessary instructions to the Escrow Agent to withdraw the Deposit Amount and pay it to the Buyer or the Seller as is required under this clause 3.3.

3.4	Payment of Completion Payment

Subject to clause 7.4, on Completion the Completion Payment will be due and payable to the Seller in Immediately Available Funds without counter-claim or set-off.

3.5	FID Payment

(a)	Subject to FID having occurred, the FID Payment will be due and payable by the Buyer to the Seller in Immediately Available Funds without counter-claim or set-off within 30 days of notification of the occurrence of FID pursuant to clause 3.5(b).

(b)	The Buyer must notify the Seller of the occurrence of FID within 3 days of it occurring.

3.6	Payment of First Production Payment

(a)	Subject to First Production having occurred, the First Production Payment will be due and payable by the Buyer to the Seller in Immediately Available Funds without counter-claim or set-off within 30 days of notification of the occurrence of First Production pursuant to clause 3.6(b).

(b)	The Buyer must notify the Seller of the occurrence of First Production within 3 days of it occurring.

3.7	Title and risk

Subject to Completion taking place and the terms of this deed:

(a)	the sale and purchase of the Evans Shoal Interests will be deemed to have taken place with effect on and from the Effective Date provided that, for the avoidance of doubt, title will not pass unless and until Completion occurs; and

(b)	the risk and benefit of the Evans Shoal Interests will be the Buyer’s on and from the Effective Date.

3.8	Exclusivity

The Seller covenants and agrees not to sell or agree to sell the Evans Shoal Interest to a party other than the Buyer unless and until this deed is terminated in accordance with clauses 2.7, 6.1, 6.2(a) or 7.3(b).

4    Allocation of liabilities

4	Allocation of liabilities

4.1	Losses arising before Effective Date

Subject to clause 4.3, the Seller retains and must pay, perform or discharge, and must indemnify the Buyer against, all Loss in respect of the Evans Shoal Interests which accrues or relates to any period before the Effective Date.

4.2	Losses arising on and after Effective Date

With effect from the Completion, the Buyer is liable for and must assume and pay, perform or discharge, and must indemnify the Seller against, all Loss in respect of the Evans Shoal Interests which accrues or relates to any period on or after Effective Date.

4.3	Environmental Loss

With effect from the Completion , the Buyer is liable for and must assume and pay, perform or discharge, and indemnify the Seller against, all Loss relating to:

(a)	damage to the environment in connection with the operation of the Evans Shoal Interests;

(b)	environmental clean-up relating to the Evans Shoal Interests;

(c)	remediation, rehabilitation and reclamation in relation to the Evans Shoal Interests; and

(d)	contamination of or from, or pollution from, any part of the Evans Shoal Interests,

whether arising before, on or after the Effective Date, excluding, in each case, to the extent the Loss relates to or arises in connection with, or from, an Abandoned Well that is not or has not been re-entered or re-used after the Completion Date.

5	Period before Completion

5.1	Carrying on of Business

Between the date of this deed and the earlier of Completion and termination of this deed, the Seller must use reasonable endeavours to ensure that:

(a)	the Business is conducted materially in the ordinary course;

(b)	the Seller pays all amounts due under the Evans Shoal JOA in relation to the Evans Shoal Interests held by it;

(c)	no Encumbrances are created over any of the Evans Shoal Interests;

(d)	no amendments or variations are made to the Evans Shoal JOA; and

(e)	other than in accordance with, or as provided for in, the Programme or the Budget applicable as at the date of this deed (Current Programme and Current Budget) without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed, the Seller will not give its consent or approval under the Evans Shoal JOA, and will ensure that its representative on the Operating Committee does not consent or approve at any meeting of the Operating Committee, to:

(1)	the Operator acquiring or agreeing to acquire an asset of the Joint Operations for a price greater than A$250,000;

5    Period before Completion

(2)	the Operator disposing or agreeing to dispose of an asset of the Joint Operations having a written down value of greater than A$250,000;

(3)	the Operator creating an Encumbrance over any of the assets of the Joint Operations with a written down value in excess A$250,000;

(4)	the Operator entering into a contract or arrangement in respect of the Joint Operations requiring the payment of more than A$250,000 in any 12 month period;

(5)	any material amendment of the Current Programme or the Current Budget;

(6)	any transfer, assignment, farm-out or sole risk operations under the Evans Shoal JOA; or

(7)	the conduct of the Joint Operations in a way that is not materially contemplated by the Evans Shoal JOA, the current Programme or the current Budget.

5.2	Permitted acts

Nothing in clause 5.1 restricts the Seller from doing anything:

(a)	that is contemplated in a Transaction Agreement;

(b)	to reasonably and prudently respond to an emergency or disaster (including a situation giving rise to a risk of personal injury or damage to property) in respect of the Business or the Evans Shoal Interests;

(c)	that is necessary for the Seller to meet its legal or contractual obligations;

(d)	subject to the provisions of clause 5.1, that is in the ordinary course of business; or

(e)	approved by the Buyer, such approval not to be unreasonably withheld or delayed.

5.3	Seismic exploration activity

Between the date of this deed and the earlier of Completion or termination of this deed the Seller agrees to use its reasonable endeavours to recommend to the other participants of the Evans Shoal JOA that:

(a)	the currently budgeted seismic reprocessing activity planned as part of the Joint Operations for 2010 be revised to a new seismic acquisition program to acquire 40km of 2D seismic data over part of the shallow Tassie Shoals area of the Evans Shoal Title (Revised Activity); and

(b)	if the Revised Activity is approved by the other participants of the Evans Shoal JOA pursuant to the Evans Shoal JOA, the Revised Activity be carried out as part of the Joint Operations.

5.4	Access

Between the date of this deed and the earlier of Completion or termination of this deed:

(a)	the Seller will inform the Buyer as soon as practicable after the Operator has provided any data or report to the participants of the Evans Shoal JOA under Article 4.4 of the Evans Shoal JOA that the Operator has provided such data or report to the participants; and

(b)	the Seller must give the Buyer during normal working hours on any Business Day reasonable access, under the supervision of the Seller at all times, to all information within its possession or under its control relating to the Evans Shoal

Interests (including the data or report referred to in clause 5.4(a)) subject to the following:

(1)	the Buyer must not unreasonably interfere with the business or operations of the Seller Group; and

6    Termination

(2)	the Buyer may, at its own cost, make copies of such information, provided that if this deed is terminated prior to Completion, all such copies must be returned or destroyed by the Buyer.

5.5	Competing offers

From the date of this deed to the earlier of Completion and termination of this deed, the Seller must, and must ensure that its representatives, not:

(a)	solicit, encourage or invite third parties to make, or negotiate or discuss with third parties the making of; or

(b)	accept,

any expression of interest, proposal or offer to the Seller or its representatives which may lead to a transaction which if completed would involve a party other than the Buyer acquiring the Evans Shoal Interests.

5.6	Technical Services Agreement

The Parties agree to enter into the Technical Services Agreement on the date of this deed.

6	Termination

6.1	Termination by the Seller

The Seller may terminate this deed at any time before Completion by notice in writing to the Buyer if:

(a)	the Buyer becomes Insolvent;

(b)	the following has occurred:

(1)	a breach of a Seller’s Warranty has occurred and remains subsisting and that breach:

(A)	if not waived at Completion, constitutes grounds for a Claim where the reasonable estimate of Loss is not less than A$10 million; and

(B)	did not arise from a deliberate act of the Seller with the intention of creating a right to terminate under this clause 6.1(b)

(Material Breach);

(2)	the Seller has notified the Buyer that a Material Breach has occurred (Material Breach Notice); and

(3)	if within 3 days of the Material Breach Notice the Buyer issues a written notice (Consultation Notice) to the Seller stating that it wishes to discuss the matter, for a period of 10 days after the date of the Consultation Notice the representatives of the Buyer have been reasonably available to meet and discuss with the Seller the impact of the Material Breach and the Seller has used its reasonable endeavours to address the issues arising from the Material Breach.

6    Termination

(c)	a breach of a Buyer’s Warranty occurs before Completion, and following the lesser of:

(1)	30 days after the date on which the Seller has given a written notice of the breach of the Buyer’s Warranty (Seller Notice Date) to the Buyer; and

(2)	the number of days between the Seller Notice Date and the date immediately before Completion,

the breach remains subsisting and is not waived at Completion or in the Seller’s reasonable opinion is not likely to cease to subsist at Completion and would have or would be reasonably be expected to have a Material Adverse Effect; or

(d)	the Buyer fails to make the Completion Payment without having a termination right under clause 6.2.

6.2	Termination by the Buyer

(a)	The Buyer may terminate this deed at any time before Completion by notice in writing to the Seller if:

(1)	a breach of a Seller’s Warranty occurs before Completion, and following the lesser of:

(A)	30 days after the date on which the Buyer has gives a written notice of the breach of the Seller’s Warranty (Buyer Notice Date); and

(B)	the number of days between the Buyer Notice Date and the date immediately before Completion,

the breach remains subsisting and is not waived at Completion and constitutes grounds for a Claim where the reasonable estimate of Loss is not less than A$10 million; or

(2)	the Seller becomes Insolvent.

(b)	In the event that the Buyer exercises its rights under clause 6.2(a), the Buyer acknowledges and agrees that:

(1)	it does not have the right to make any Claims against the Seller under this deed or otherwise; and

(2)	it must irrevocably release the Seller from any Claims it may otherwise have in the future in relation to such matters.

(c)	In the event that the Buyer does not exercise its rights under clause 6.2(a) and Completion occurs or the Buyer is deemed not to have exercised its rights under clause 6.2(a) and Completion occurs, the Buyer acknowledges and agrees that:

(1)	the aggregate amount of all Claims it may make against the Seller under this deed or otherwise in relation to the relevant breach of a Seller’s Warranty of which the Buyer was aware at the time of Completion which gave rise to the Buyer’s rights under clause 6.2(a) (Completion Breach) is limited to A$10 million; and

(2)	to the extent that the aggregate amount of all Claims it makes in relation to a Completion Breach exceeds $A10 million, it must irrevocably release the Seller from any such excess Claim amount.

(d)	The right of the Buyer to terminate this deed pursuant to clause 6.2(a) if any of the events referred to in clauses 6.2(a)(1) and 6.2(a)(2) occurs is without prejudice to the ability of the Parties to agree amendments to the Transaction Agreements to address such event. In the event that such agreement is breached, clause 6.2(c) will operate subject to the terms of such agreement.

7    Completion

6.3	Effect of termination

If this deed is terminated under clause 2.7, clause 6 or clause 7.3(b), then:

(a)	the Parties will procure that each Transaction Agreement (if permitted by the terms of that contract) that has already been executed is terminated in accordance with its terms;

(b)	the Parties must meet and agree on all actions and payments that may be required to restore the Parties to the position they would have been in if this deed had never been entered into, which must include:

(1)	reversing the Evans Shoal Transfer by transferring the interests transferred under it to the Seller; and

(2)	the withdrawal of all filings, applications and other submissions made pursuant to this deed and lodgement of any Authorisations for approvals and registration with the relevant Governmental Agency in accordance with the Act;

(c)	each party is released from its obligations to further perform its obligations under this deed and the Transaction Agreements, except those expressed to survive termination;

(d)	subject to the provisions of clause 3.3(e), each party retains the rights it has against the others in respect of any breach of this deed occurring before termination; and

(e)	the rights and obligations of each party under each of the following clauses and schedules will continue independently from the other obligations of the Parties and survive termination of this deed:

(1)	clause 1 (Definitions and interpretation);

(2)	clause 3.3 (Payment of the Deposit);

(3)	clause 6 (Termination);

(4)	clause 14 (Confidentiality and announcements);

(5)	clause 15 (GST); and

(6)	clause 17 (General).

6.4	No other right to terminate or rescind

No party may terminate or rescind this deed (including on the grounds of any breach of a Seller’s Warranty or misrepresentation that occurs or becomes apparent before Completion) except as permitted under clause 2.7, clause 6 or clause 7.3(b).

7	Completion

7.1	Time and place

Subject to clause 2, Completion must take place:

(a)	at an office used by the Seller located in Australia or such other place as the Seller and the Buyer agree; and

7    Completion

(b)	at 12 pm on the day which is the latest of:

(1)	5 Business Days after the satisfaction or waiver of the conditions in clause 2.1 and 2.2;

(2)	a Business Day designated by the Buyer by 15 Business Days prior written notice to the Seller which Business Day is not more than 9 months after the execution of this deed; and

(3)	such other day as the Seller and the Buyer agree,

provided that if a Material Breach Notice is issued by the Seller pursuant to clause 6.1(b) prior to the day, the day is extended by 20 days.

7.2	Completion

(a)	On or before Completion, each party must carry out the Completion Steps referable to it in accordance with Schedule 3.

(b)	Completion is taken to have occurred when each of the conditions in clause 2.1 and 2.2 have been satisfied or waived and each party has performed all its obligations under this clause 7 and Schedule 3.

(c)	Completion shall not occur in the event that as at the Completion Date, any Governmental Agency has enacted, issued, promulgated or enforced or entered any statute, rule, regulation, executive order, decree, injunction, temporary restraining order or any other order of any nature (each a Prohibition Order) to the effect that the transactions contemplated by this deed and the Transaction Agreements may not be lawfully completed in accordance with this deed and the Transaction Agreements and such Prohibition Order is subsisting at the Completion Date.

7.3	Notice to complete

(a)	If a Seller or the Buyer (Defaulting Party) fails to satisfy its obligations under clause 7.2 and Schedule 3 on the day and at the place and time for Completion determined under clause 7.1 then the other party (Notifying Party) may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 5 Business Days from the date of the notice and declaring time to be of the essence.

(b)	If the Defaulting Party fails to satisfy those obligations within those 5 Business Days the Notifying Party may, without limitation to any other rights it may have, terminate this deed by giving written notice to the Defaulting Party.

7.4	Completion simultaneous

(a)	Subject to clause 7.4(b), the actions to take place as contemplated by this clause 7 and Schedule 3 are interdependent and must take place, as nearly as possible, simultaneously. If one action does not take place, then without prejudice to any rights available to any party as a consequence:

(1)	there is no obligation on any party to undertake or perform any of the other actions;

(2)	to the extent that such actions have already been undertaken, the Parties must do everything reasonably required to reverse those actions; and

(3)	the Seller and the Buyer must each return to the other all documents delivered to it under clause 7.2(a) and Schedule 3 and must each repay to the other all payments received by it under clause 3.3 and 7.2(a) and Schedule 3, without prejudice to any other rights any party may have in respect of that failure.

8    Adjustment Statement

(b)	The Buyer may, in its sole discretion, waive any or all of the actions that the Seller is required to perform under clause 1.1 of Schedule 3 and the Seller may, in its sole discretion, waive any or all of the actions that the Buyer is required to perform under clause 1.1 of Schedule 2.

8	Adjustment Statement

8.1	Adjustment Statement

(a)	Not later than 15 Business Days after the Completion Date, the Seller will provide to the Buyer:

(1)	the Adjustment Statement prepared in accordance with the Accounting Standards; and

(2)	all relevant supporting documentation used by the Seller in the preparation of the Adjustment Statement.

(b)	If the Buyer disputes any items in the Adjustment Statement, the Buyer must notify the Seller in writing within 10 Business Days of receipt of the Adjustment Statement such notice to state the item and amount(s) in question including full particulars of any items in dispute (Statement Dispute Notice).

(c)	If at the end of the notice period specified in clause 8.1(b), the Seller has not received a Statement Dispute Notice in respect of the Adjustment Statement, all amounts set out in that Adjustment Statement are deemed to be agreed by the Parties.

(d)	If a Statement Dispute Notice is given under clause 8.1(b) and then, failing agreement within 15 Business Days after receipt of the Statement Dispute Notice, either party may refer the dispute to an Expert for determination by written notice to the other Party. If the matter is referred to an Expert, the Expert must be instructed to determine the dispute and the Adjustment Amount within the shortest practicable time.

(e)	The Expert will act as an expert, not as an arbitrator, in determining the dispute and the Parties must use reasonable endeavours to ensure that the Expert’s determination in relation to the disputed matters is made as soon as possible.

(f)	The Expert’s decision is final, conclusive and binding (except in the case of manifest error).

(g)	The cost of the Expert (if appointed) must be paid by the party against whom the determination of the Expert is made and the Parties must instruct the Expert to make a decision on this matter.

(h)	If the amounts in dispute under a Adjustment Statement are less than, in aggregate, A$200,000, then:

(1)	the Buyer may not give any Statement Dispute Notice in respect of that Adjustment Statement; and

(2)	the Adjustment Statement and the Adjustment Amount are deemed to be agreed by the Parties.

8.2	Access

Each party must ensure that the other party and its accountant and advisors are given reasonable access to the working papers of the party and such other supporting information used to prepare the Adjustment Statement in accordance with the Accounting Standards.

9    Post-Completion obligations

8.3	Payment of the Excess Amount or Shortfall Amount

(a)	Subject to clause 8.3(b), within 5 Business Days of the agreement or determination of the Adjustment Statement, if the Adjustment Amount is:

(1)	less than the Estimated Adjustment Amount, then the Seller must pay to the Buyer an amount equal to the difference between the Estimated Adjustment Amount and the Adjustment Amount (Excess Amount); and

(2)	greater than the Estimated Adjustment Amount, then the Buyer must pay to the Seller an amount equal to the difference between the Adjustment Amount and the Estimated Adjustment Amount (Shortfall Amount),

in Immediately Available Funds without counterclaim or set-off.

(b)	All amounts payable by a party under clause 8.3(a) will accrue interest on a daily basis at the Interest Rate from and including the Completion Date to and including the earlier of the date of payment or the last due date for payment (Last Payment Date). If any amount (including any accrued interest) remains unpaid on or after the Last Payment Date, interest under clause 17.14 will apply from and including the Last Payment Date until the date of payment with respect to that amount.

9	Post-Completion obligations

9.1	Approval and registration

(a)	Within 14 days after the Completion, the Buyer must, subject to clause 9.1(b), prepare and submit applications to the relevant Governmental Agency for approval and registration of:

(1)	the Evans Shoal Transfer in accordance with Part 4.3 of the Act; and

(2)	the dealings effected by the Deed of Assignment and Assumption in accordance with Part 4.6 of the Act.

(b)	The Buyer shall not submit the applications referred to in clause 9.1(a), or make other written communications with the relevant Governmental Agency in connection with the approvals and registrations referred to in that clause, unless the Seller has given prior written approval to the form and content of those applications or communications (as the case may be), such approval not to be unreasonably withheld or delayed and such approval shall be deemed to have been given if the Seller has not given notice of non-approval, setting out the reasons why approval is withheld or delayed, within five Business Days of a request for approval.

(c)	The Seller must provide all assistance and information requested by the Buyer (acting reasonably) in relation to the preparation of the applications described in 9.1(a).

(d)	The Parties must cooperate with each other and do all things reasonably necessary to obtain approval and registration as soon as practicable after Completion

10    Seller’s Warranties

(e)	Without limiting the generality of clause 9.1(d):

(1)	each party must make all applications which are, and supply all information that is necessary and appropriate for the purpose of enabling approval and registration under the Act to be obtained;

(2)	subject to clause 6.3(b), no party may withdraw or procure the withdrawal of any such application made or information supplied;

(3)	no party may take any action that would, or would likely to, prevent or hinder approval and registration; and

(4)	each party must supply to the other Parties copies of all applications made and all information supplied for the purpose of obtaining approval and registration.

9.2	Notice of approval and registration

The Buyer must, upon notification by the relevant Governmental Agency of approval and registration of the instruments referred to in clause 9.1(a), promptly provide the Seller evidence of that approval and registration.

9.3	Failure to obtain approval and registration

If the approvals and registrations referred to in clause 9.1 are not obtained within nine months of submission (or such later date as the Parties may agree in writing), then the Seller or (provided that it has satisfied its obligations under clause 9.1) the Buyer may, by notice to the Seller, terminate this deed without liability (save in respect of a breach of this deed occurring before termination) and if such notice is given clause 6.3 shall apply.

10	Seller’s Warranties

10.1	Seller’s Warranties

Subject to the qualifications and limitations in clause 11, the Seller gives the Seller’s Warranties set forth in Schedule 1 in favour of the Buyer:

(a)	in respect of each Seller’s Warranty which is expressed to be given on a particular date, on that date; and

(b)	in respect of each other Seller’s Warranty, on the date of this deed and immediately before Completion.

10.2	Independent warranties

Each of the Seller’s Warranties is to be construed independently of the others and is not limited by reference to any other Seller’s Warranty.

10.3	Reliance

The Seller acknowledges that the Buyer has entered into this deed and will complete this deed in reliance on the Seller’s Warranties.

10.4	Awareness

Where a Seller’s Warranty is given ‘so far as the Seller is aware’ or with a similar qualification as to the Seller’s awareness or knowledge, the Seller will be deemed to know or be aware of a particular fact, matter or circumstance only if a Specified Executive is actually aware of that fact, matter or circumstance as at the date of this deed.

11    Qualifications and limitations on Claims

11	Qualifications and limitations on Claims

11.1	Disclosure

(a)	The Buyer acknowledges and agrees that the Seller has disclosed or is deemed to have disclosed against the Seller’s Warranties, and the Buyer is aware of and will be treated as having actual knowledge of, all facts, matters and circumstances that:

(1)	are provided for or described in this deed or a Transaction Agreement;

(2)	are fully and fairly disclosed in the information contained in the Disclosure Materials;

(3)	are disclosed against the name of the Seller or against the Evans Shoal Title on any public record of ASIC, ASX, Supreme Court of any State or Territory, Federal Court of Australia, High Court of Australia, the Department of Mines & Petroleum of Western Australia and Minerals and Energy and the Department of Regional Development, Primary Industry, Fisheries and Resources of Northern Territories; and

(4)	are within the actual knowledge a Specified Executive of a Buyer Group Member as at the date of this deed.

(b)	The Seller’s Warranties are given subject to the disclosures or deemed disclosures described in clause 11.1(a). The Seller’s liability under the Seller’s Warranties is reduced to the extent that disclosure is made or is deemed to have been made against the Seller’s Warranties under this clause 11.1.

(c)	The Buyer must not make a Claim, and the Seller will not be and must not be found to be in breach of a Seller’s Warranty if the facts, matters or circumstances giving rise to such Claim are disclosed or are deemed to have been disclosed under clause 11.1(a).

(d)	For the purposes of clause 11.1(a)(2), a fact, matter or circumstance is fully and fairly disclosed if sufficient information has been disclosed about the fact, matter or circumstance so as to make the fact, matter or circumstance and its consequences apparent to a purchaser reasonably experienced in transactions of the type contemplated by this deed.

11.2	No reliance

The Buyer acknowledges, and represents and warrants to each Seller Group Member, that:

(a)	at no time has:

(1)	any Seller Group Member or any person on its behalf, made or given; or

(2)	any Buyer Group Member relied on,

any representation, warranty, promise or undertaking in respect of the Evans Shoal Interests, including in relation to the reserves information, technical data, future operating or financial performance, project costs or otherwise except the Seller’s Warranties;

(b)	no representations, warranties, promises, undertakings, statements or conduct in respect of the Evans Shoal Interests, including in relation to the future operating or financial performance, project costs or otherwise have:

(1)	induced or influenced the Buyer to enter into, or agree to any terms or conditions of, this deed;

11    Qualifications and limitations on Claims

(2)	have been relied on in any way as being accurate by a Buyer Group Member;

(3)	have been warranted to a Buyer Group Member as being true; or

(4)	have been taken into account by the Buyer as being important to its decision to enter into, or agree to any or all of the terms of, this deed,

except those expressly set out in this deed (including in the Seller’s Warranties);

(c)	at no time has:

(1)	any Seller Group Member or any person on its behalf, made or given; or

(2)	any Buyer Group Member relied on,

any representations, warranties, promises, undertakings, statements or conduct in respect of the accuracy or completeness of the Disclosure Materials except as set forth in the Seller’s Warranties contained in Part 12 of Schedule 1;

(d)	it has entered into this deed and the Transaction Agreements after satisfactory inspection and investigation of the Evans Shoal Interests, including a detailed review of all the Disclosure Materials;

(e)	the Buyer is aware that ownership of any of the Evans Shoal Interests is highly speculative and subject to substantial risks and the Buyer is capable of bearing the high degree of economic risk and burdens of any purchase of the Evans Shoal Interests from the Seller, including the possibility of the loss of the Purchase Price, the FID Payment, the First Production Payment, all contributed capital, the loss of all anticipated Tax benefits (if any), the lack of a public market and limited transferability of the Evans Shoal Interests; and

(f)	it has made, and it relies upon, its own searches, investigations, enquiries and evaluations in respect of the Evans Shoal interests, except to the extent expressly set out in this deed (including in the Seller’s Warranties).

11.3	Opinion, estimates and forecasts

(a)	The Parties acknowledge that, except as set forth in the Seller’s Warranties, no Seller Group Member is under any obligation to provide any Buyer Group Member or its advisers with any information on the future operating and financial performance, project costs in respect of the Evans Shoal Interests.

(b)	In the event that a Buyer Group Member has received any opinions, estimates, projections, business plans, budget information or other forecasts in respect of the Evans Shoal Interests, the Buyer acknowledges and agrees that:

(1)	there are uncertainties inherent in attempting to make these estimates, projections, business plans, budgets and forecasts and the Buyer is familiar with these uncertainties;

(2)	it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, business plans, budgets and forecasts furnished to it (including any financial models for the Evans Shoal Interests provided in the Disclosure Materials);

(3)	no Seller Group Member is liable under any Claim arising out of or relating to any opinions, estimates, projections, business plans, budgets or forecasts in respect of the Evans Shoal Interests; and

(4)	no Seller Group Member is liable under any Claim in relation to the value, quality or quantity of the hydrocarbons, the reserve or resources, or the geological or engineering conditions relating to the Evans Shoal Interests.

11    Qualifications and limitations on Claims

11.4	Nature of Evans Shoal Interests

The Evans Shoal Interests are being sold to the Buyer on an ‘as is’ and ‘where is’ basis and the Buyer has not relied on any representations, warranties, promises, undertakings, statements or conduct in respect of the Evans Shoal Interests other than the Seller’s Warranties.

11.5	Maximum and minimum amounts

(a)	The Seller Group is not liable under a Claim unless the amount finally agreed or adjudicated to be payable in respect of that Claim:

(1)	exceeds 0.40% of the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed); and

(2)	the amount finally agreed or adjudicated to be payable in respect of all Claims exceeds 1.5% of the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed) (Deductible), in which event, subject to clauses 11.5(b) and 11.5(c), the Seller is liable for all of that amount, including the Deductible.

(b)	The maximum aggregate amount that the Seller is required to pay in respect of:

(1)	Fundamental Claims is limited to the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed), which will increase to the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed) together with the FID Payment once the FID Payment has been made in accordance with clause 3.5, and which will increase again to the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed) together with the FID Payment and the First Production Payment once the First Production Payment has been made in accordance with clause 3.6; and

(2)	all other Claims whenever made is limited to 20% of the Purchase Price (ignoring any adjustments to the Purchase Price pursuant to this deed),

provided that, for the avoidance of doubt, the maximum aggregate liability on the Seller for all Claims under this deed cannot exceed 100% of the Purchase Price together with the FID Payment and the First Production Payment (ignoring any adjustments to the Purchase Price pursuant to this deed).

(c)	For the purposes of clause 11.5(a)(1):

(1)	Claims arising out of separate sets of facts, matters or circumstances will not be treated as one Claim, even if each set of facts, matters or circumstances may be a breach of the same Seller’s Warranty; and

(2)	Claims of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as one Claim.

11.6	Time limits

The Seller is not liable under a Claim if:

(a)	the Buyer does not notify the Seller of the Claim in accordance with clause 12.1(a) within 1 year after Completion; and

(b)	within 6 months (or such longer period as may be agreed) of the date the Buyer is required to notify the Seller of the Claim under clause 12.1(a):

(1)	the Claim has not been agreed, compromised or settled; and

11    Qualifications and limitations on Claims

(2)	the Buyer has not issued and served legal proceedings against the Seller in respect of the Claim.

11.7	Disposal of the Business

The Seller is not liable under a Claim if:

(a)	the Buyer has ceased to be a Subsidiary of the Buyer’s ultimate Holding Company as at the date of this deed; or

(b)	the Evans Shoal Interest has ceased to be owned and controlled by the Buyer or a Related Body Corporate of the Buyer.

11.8	Recovery under other rights and reimbursement

(a)	The Seller Group is not liable under a Claim for any Loss that a Buyer Group Member is, or would be but for this clause 11.8, entitled to recover, or be compensated for by any other means, from another source whether by way of contract, indemnity or otherwise (including under a policy of insurance or from a Governmental Agency). In this clause 11.8(a) a reference to entitlement to recover under a policy of insurance includes an entitlement which would have existed but for any change in the terms of insurance since Completion. The Buyer must notify its insurers of this clause 11.8.

(b)	If, after a Seller has made a payment in respect of a Claim, a Buyer Group Member recovers or is compensated for by any other means, any Loss which gave rise to the Claim, the Buyer must immediately pay to the Seller, as an increase in the Purchase Price, the lesser of the amount of that payment in respect of that Claim and the amount that was recovered or compensated for.

11.9	No double claims

(a)	The Seller Group is not liable under a Claim for any Loss which a Buyer Group Member recovers, or is compensated for, under a Transaction Agreement.

(b)	This clause 11.9 does not prevent the Buyer Group Member entitled to make a Claim under a Transaction Agreement from commencing that claim. However, if for any reason more than one amount is paid in respect of the same Loss, the Buyer must procure that the additional amount is immediately repaid to one or more Seller Group Members nominated by the Seller (as applicable) so as to give full effect to clause 11.9(a).

11.10	Mitigation of Loss

(a)	The Buyer must:

(1)	take, and procure that each other Buyer Group Member takes, all reasonable actions to mitigate any Loss which may give rise to a Claim; and

(2)	not omit, and procure that no other Buyer Group Member omits, to take any reasonable action which would mitigate any Loss which may give rise to a Claim.

(b)	If the Buyer does not comply with clause 11.10(a) and compliance with clause 11.10(a) would have mitigated the Loss, the relevant Seller is not liable for the amount by which the Loss would have been reduced if such compliance had occurred.

11    Qualifications and limitations on Claims

11.11	General limitations

The Seller is not liable under a Claim for any Loss to the extent that Loss:

(a)	(contingent losses): is contingent, unless and until the Loss becomes an actual Loss and is due and payable;

(b)	(pre Completion Buyer requested actions): arises from an act or omission before Completion that was done or made by the Seller as a result of a request, direction or instruction from the Buyer or a Buyer Group Member to the Seller to undertake the act or omission (including any act or omission of the Seller pursuant to or under the Transaction Services Agreement);

(c)	(pre Completion actions): arises from an act or omission before Completion that was done or made by the Seller after the Seller has requested the consent of the Buyer to undertake the act or omission and the Buyer or a Buyer Group Member gave that consent and either:

(1)	the Buyer Group Member was aware that the act or omission the subject of the consult would result in such Loss; or

(2)	the act or omission the subject of the consult would reasonably be likely to result in the Loss.

(d)	(post Completion conduct): arises from anything done or not done after Completion by or on behalf of a Buyer Group Member other than in the ordinary course of business and:

(1)	in reliance on this deed, a Transaction Agreement or to satisfy an obligation of the Buyer under a Transaction Agreement (including under clause 11.9); or

(2)	to satisfy an obligation under any legislation, regulations or judicial or governmental requirement in force as at Completion;

(e)	(promoted claims): arises from a Third Party Claim that is attributable to anything done or not done after Completion by or on behalf of a Buyer Group Member which was calculated or intended to cause the Third Party Claim to be made;

(f)	(breach of law or agreement): could only have been avoided by a Seller Group Member breaching its obligations at law or under a Transaction Agreement;

(g)	(prior ownership): arises from an act or omission that occurred before the relevant part or entirety of the Evans Shoal Interests was owned by a Seller Group Member;

(h)	(change of law or interpretation): arises from:

(1)	the enactment or amendment of any legislation or regulations;

(2)	a change in the judicial or administrative interpretation of the law; or

(3)	a change in the practice or policy of any Governmental Agency,

after Completion, including legislation, regulations, amendments, interpretation, practice or policy that has a retrospective effect;

(i)	(change in ownership): would not have arisen but for a change in ownership of the Evans Shoal Interests after Completion;

(j)	(difference in accounting policy): would not have arisen but for a change after Completion in any accounting policy or practice applied in relation to the Evans Shoal Interests before Completion;

11    Qualifications and limitations on Claims

(k)	(change of Business): arises out of the cessation or alteration of the Business after Completion;

(l)	(legal costs): is not a reasonable legal cost;

(m)	(indirect loss): any indirect loss or damage, loss of profits, loss of use, loss of production, loss or denial of opportunity, loss recoverable as special damages or any other loss, whether or not in the reasonable contemplation of the parties as at the date of this deed, that does not, according to the usual course of things, arise directly out of the matter, act or omission that has given rise to the Claim;

(n)	(exemplary or punitive damages) constitutes exemplary or punitive damages;

(o)	(Adjustment Statement) has been included as a provision, allowance, reserve or accrual or is otherwise adjusted for in Adjustment Statement; or

(p)	(remediable loss): is remediable, provided it is remedied to the satisfaction of the Buyer, acting reasonably, within 30 Business Days after the Seller receives written notice of the Claim in accordance with clause 12.1(a).

11.12	Buyer benefits

In assessing any Loss recoverable by the Buyer as a result of any Claim, there must be taken into account any benefit accruing to the Buyer Group (including any amount of any relief, allowance, exemption, exclusion, set-off, deduction, loss, rebate, refund, right to repayment or credit granted or available in respect of a Tax or Duty under any law obtained or obtainable by the Buyer Group and any amount by which any Tax for which the Buyer Group is or may be liable to be assessed or accountable is reduced or extinguished), arising directly or indirectly from the matter which gives rise to that Claim.

11.13	Sole remedy

(a)	It is the intention of the Parties that the Buyer’s and Buyer Group’s sole remedies in connection with the Sale will be as set out in this deed.

(b)	No Seller Group Member has any liability to a Buyer Group Member:

(1)	in connection with the Sale or the matters the subject of this deed, a Transaction Agreement or the Disclosure Materials; or

(2)	resulting from or implied by conduct made in the course of communications or negotiations in respect of the Sale or the matters the subject of this deed, a Transaction Agreement or the Disclosure Materials, under a Claim unless the Claim may be made under the terms of this deed or arises out of a statutory right or other claim which cannot be excluded by contract.

(c)	The Buyer must not, and must procure that each other Buyer Group Member does not, make a Claim:

(1)	that the Buyer would not be entitled to make under this deed or which is otherwise inconsistent with the Buyer’s entitlement to make a Claim under this deed;

(2)	against any current or former director, officer or employee of any Seller Group Member; or

(3)	against a Seller Group Member which is not a party to this deed,

and the Buyer acknowledges that to do so would be to seek to circumvent the Parties’ intention expressed in clause 11.13(a).

12    Procedures for dealing with Claims

11.14	Payments affecting Purchase Price

(a)	Any payment made by a Seller Group Member to a Buyer Group Member in respect of any Claim will be in reduction of the Purchase Price.

(b)	Any payment (including a reimbursement) made by a Buyer Group Member to a Seller Group Member in respect of any Claim will be treated as an increase of the Purchase Price.

11.15	Independent limitations

Each qualification and limitation in this clause 11 is to be construed independently of the others and is not limited by any other qualification or limitation.

12	Procedures for dealing with Claims

12.1	Notice of Claims

(a)	(Actual Claims): The Buyer must promptly notify the Seller if:

(1)	it decides to make a Claim against a Seller Group Member that, either alone or together with other Claims, exceeds any applicable thresholds set out in clause 11.5(a); or

(2)	a Third Party Claim is made which may give rise to a Claim by the Buyer against a Seller Group Member under this deed or the Transaction Agreements.

(b)	(Potential Claims): Without limiting clause 12.1(a), the Buyer must also reasonably promptly notify the Seller if:

(1)	the Buyer believes that it would be entitled to make a Claim against a Seller Group Member under this deed or the Transaction Agreements but for the thresholds set out in clause 11.5(a); or

(2)	the Buyer becomes aware of any events, matters or circumstances (including any potential threatened Third Party Claim) that are reasonably likely to give rise to a Claim against the Seller, whether alone or with any other Claim or circumstances or with the passage of time.

(c)	(Details required): The Buyer must include in a notice given under clause 12.1(a) or 12.1(a)(1) all relevant material details (including the amount) then known to a Buyer Group Member of:

(1)	the Claim and if applicable, any other Claims which together with the Claim give rise to any applicable thresholds in clause 11.5(a) being exceeded;

(2)	if applicable, the Third Party Claim; and

(3)	the events, matters or circumstances giving rise to the Claim; and

(d)	(Details required): The Buyer must include in a notice given under clause 12.1(a) or 12.1(a)(1) an extract of:

(1)	any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(2)	if available or relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Agency that specifies the basis for the Demand to which the Claim relates or other evidence of that basis;

12    Procedures for dealing with Claims

(e)	(Extracts) The Buyer must include in a notice given under clause 12.1(a) or 12.1(b) an extract of:

(1)	any part of a Demand that identifies the liability or amount to which the Claim relates or other evidence of the amount of the Demand to which the Claim relates; and

(2)	if available or relevant, any corresponding part of any adjustment sheet or other explanatory material issued by a Governmental Agency that specifies the basis for the Demand to which the Claim relates or other evidence of that basis.

(f)	(Demands): The Buyer must provide a copy of any document referred to in clause 12.1(d) to the Seller as soon as practicable and in any event within 5 Business Days of receipt of that document by a Buyer Group Member.

(g)	(Developments): The Buyer must also, on an on-going basis, keep the Seller reasonably informed of all developments in relation to the Claim notified under clause 12.1(a) or 12.1(b).

(h)	(Compliance): If the Buyer does not materially comply with this clause 12 in respect of a Claim, the Seller Group is not liable under the Claim to the extent that the non compliance has increased the amount of the Claim or has prejudiced the ability to defend against or mitigate a Claim.

12.2	Third Party Claims

(a)	(No admission): The Buyer must not, and must ensure that each Buyer Group Member does not:

(1)	accept, compromise or pay;

(2)	agree to arbitrate, compromise or settle; or

(3)	make any admission or take any action in relation to,

a Third Party Claim which may lead to liability on the part of the Seller Group under a Claim under this deed or the Transaction Agreements without the Seller’s prior written approval, which approval will not be unreasonably withheld or delayed.

(b)	(Defence of claim): Following receipt of a notice under clause 12.1(a) in respect of a Claim which arises from or involves or could potentially involve a Third Party Claim for which indemnification may be sought from the Seller under this deed, the Seller may, by giving written notice to the Buyer, assume the conduct of the defence of the Third Party Claim.

(c)	(Seller assume conduct): If the Seller advises the Buyer that it wishes to assume the conduct of the defence of the Third Party Claim:

(1)	(indemnity) the Buyer must take, and must procure that each Buyer Group Member promptly takes, all action requested by the Seller to avoid, contest, compromise, defend or appeal the Third Party Claim, including using professional advisers nominated by the Seller or approved by the Seller for this purpose; and

(2)	(access) the Buyer must provide, and must procure that each Buyer Group Member provides, the Seller with all reasonable assistance requested by it in relation to the Third Party Claim, including providing access to witnesses and documentary or other evidence relevant to the Third Party Claim, allowing it and its legal advisers to inspect and take copies of all relevant books, records, files and documents, and providing it with reasonable access to the personnel, premises and chattels of the Buyer Group Members. The Buyer’s obligation under this clause is subject to the Buyer’s obligations of confidentiality and the Buyer is not obliged to waive legal professional privilege.

13    Buyer’s Warranties

(d)	(Conduct of claim by the Seller): If the Seller assumes the conduct of the defence of a Third Party Claim, in conducting any proceedings or actions in respect of that Third Party Claim, the Seller must:

(1)	act in good faith;

(2)	liaise with the Buyer in relation to the defence of the Third Party Claim;

(3)	provide the Buyer with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim; and

(4)	act reasonably in all the circumstances.

(e)	(Buyer assumes conduct) If the Seller advises the Buyer that it does not wish to assume the conduct of the defence of the Third Party Claim, then the Buyer must procure that any Buyer Group Member which is conducting any proceedings or actions in respect of that Third Party Claim:

(1)	acts in good faith;

(2)	liaises with the Seller in relation to the defence of the Third Party Claim;

(3)	provides the Seller with reasonable access to a copy of any notice, correspondence or other document relating to the Third Party Claim; and

(4)	acts reasonably in all the circumstances.

13	Buyer’s Warranties

13.1	Buyer’s Warranties

The Buyer gives the Buyer’s Warranties set forth in Schedule 2 in favour of the Seller on the date of this deed and the Buyer’s Warranties will be deemed to be repeated immediately before Completion.

13.2	Independent warranties

Each of the Buyer’s Warranties is to be construed independently of the others and is not limited by reference to any other Buyer’s Warranty.

13.3	Reliance

The Buyer acknowledges that the Seller has entered into and will complete this deed in reliance on the Buyer’s Warranties.

13.4	Awareness

Where a Buyer’s Warranty is given ‘so far as the Buyer is aware’ or with a similar qualification as to the Buyer’s awareness or knowledge, the Buyer will be deemed to know or be aware of a particular fact, matter or circumstance only if a Specified Executive is actually aware of that fact, matter or circumstance as at the date of this deed.

14    Confidentiality and announcements

14	Confidentiality and announcements

14.1	Agreed announcement

A party may not make any other public announcement relating to this deed, including the fact that the Parties have executed this deed or a Transaction Agreement unless the other party has consented to the announcement, which consent shall not be unreasonably withheld or delayed, including the timing, form and content of that disclosure, or unless the announcement would be permitted under an exemption in clause 14.2(a)(1) or 14.2(a)(2).

14.2	Confidentiality

(a)	Each party (recipient) must keep secret and confidential, and must not divulge or disclose any information relating to this deed, the Transaction Agreements or the terms of the Sale other than to the extent that:

(1)	the information is in the public domain as at the date of this deed (or subsequently becomes in the public domain other than by breach of any obligation of confidentiality binding on the recipient);

(2)	the recipient is required to disclose the information by applicable law or the rules of any regulatory body (including, without limitation, the Australian Securities and Investments Commission or the U.S. Securities Exchange Commission) or any recognised stock exchange on which its shares or the shares of any of its Related Bodies Corporate are listed or proposed to be listed (including, without limitation, the Australian Securities Exchange or the NASDAQ Stock Market), provided that the recipient acting in good faith has to the extent possible having regard to the required timing of the disclosure consulted with the provider of the information as to the form and content of the disclosure;

(3)	the disclosure is made by the recipient to its financiers or lawyers, accountants, investment bankers, consultants or other professional advisers to the extent necessary to enable the recipient to properly perform its obligations under this deed or a Transaction Agreement or to conduct their business generally, in which case the recipient must ensure that such persons keep the information secret and confidential and do not divulge or disclose any part of that information to any other person;

(4)	the disclosure is necessary to seek satisfaction of any of the conditions in clauses 2.1 and 2.2 provided that the relevant Governmental Agency or Third Party is made aware of the confidential nature of the information and is instructed to keep the information secret and confidential and not to divulge or disclose any part of that information to any other person;

(5)	the disclosure is made to a Related Body Corporate of the disclosing party;

(6)	the disclosure is required for use in legal proceedings regarding this deed or the Sale;

(7)	the party to whom the information relates has consented in writing before the disclosure; or

(8)	in the case of a Seller, disclosure is made on a confidential basis to a bona fide potential purchaser or subscriber of shares in a Seller or its ultimate holding company.

14    Confidentiality and announcements

(b)	Each recipient must ensure that its directors, officers, employees, agents, representatives and Related Bodies Corporate comply in all respects with the recipient’s obligations under this clause 14.2.

14.3	Duties

(a)	The Buyer must pay all Duty in respect of the approval and registration of this deed and the Evans Shoal Transfer with the relevant Governmental Agency in accordance with the Act and in respect of the execution, delivery and performance of:

(1)	this deed; and

(2)	any agreement or document entered into or signed under this deed, including any Transaction Agreement.

(b)	The Buyer must pay any fine, interest, penalty or other cost in respect of a failure to:

(1)	pay the Duty referred to in clause 14.3(a);

(2)	lodge for stamping an instrument referred to in clause 14.3(a);

(3)	make out and lodge any statement of a transaction referred to in clause 14.3(a); or

(4)	make proper disclosure to any required Governmental Agency in relation to the Duty referred to in clause 14.3(a).

(c)	The Buyer indemnifies the Seller Group against any breach of clause 14.3(a) or 14.3(b) or both.

14.4	Stamping

(a)	Following Completion, the Buyer must as soon as reasonably practicable:

(1)	lodge this deed and the Transfer for assessment of Duty with the relevant Governmental Agency; and

(2)	do all things necessary in connection with that assessment.

14.5	Costs and expenses

(a)	Unless otherwise provided in this deed, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery and registration of this deed, each Transaction Agreement and any other agreement or document entered into or signed under this deed.

(b)	The Buyer must pay all fees and such like charges payable to a Governmental Agency in connection with the transfer, assignment or novation of any Authorisation under this deed.

(c)	Any action to be taken by the Buyer or the Seller in performing their respective obligations under this deed must be taken at each party’s own cost and expense unless otherwise provided in this deed.

15    GST

15	GST

15.1	Supply of a going concern

(a)	Any reference in this clause 15 to a term defined or used in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) (GST Act) is, unless the context indicates otherwise, a reference to that term as defined or used in the GST Act.

(b)	Any amount referred to in this deed which is relevant in determining a payment to be made by one party to the other is, unless indicated otherwise, a reference to that amount expressed on a GST exclusive basis.

(c)	The Parties agree that the sale of the Evans Shoal Interests constitutes the supply of a going concern and to the understanding of the Parties is accordingly GST-free.

(d)	For the purposes of the GST Act, the Parties acknowledge that, subject to the provisions of this deed, the Seller will be supplying to the Buyer all things necessary for the continued operation of the Evans Shoal Interests and that the operation of the Evans Shoal Interests will be carried on in the ordinary course until the date of the supply.

(e)	The Buyer warrants that it is registered or required to be registered for GST and will remain so until Completion.

(f)	Notwithstanding the understanding of the Parties as expressed in clause 15.1(c), if for any reason and to any extent the sale of the Evans Shoal Interests is not accepted by the Commissioner of Taxation as a GST-free supply of a going concern:

(1)	the Buyer must pay to the Seller an amount equal to the amount of the GST payable by the Seller in respect of the sale within 14 days after the Commissioner confirms the Seller’s liability to GST in an assessment or correspondence; and

(2)	the Seller must give the Buyer a copy of the assessment or correspondence from the Commissioner and issue a tax invoice as a precondition to payment under clause 15.1(g).

(g)	If GST is imposed on a supply made under or in connection with this deed (other than the supply constituted by the sale and purchase of the Evans Shoal Interests) the consideration for the supply is increased by an amount equal to the consideration otherwise payable for the supply (or its GST exclusive market value if applicable) multiplied by the rate at which the GST is imposed under the GST law. The additional consideration is, subject to the supplier issuing a tax invoice to the recipient, payable at the same time as the consideration to which it relates.

(h)	If a party to this deed is entitled to be reimbursed or indemnified for a loss, cost, expense or outgoing incurred in connection with this deed, then the amount of the reimbursement must be reduced by an amount equal to any input tax credit to which the party being reimbursed (or its representative member) is entitled in relation to that loss, cost, expense or outgoing.

(i)	Whenever an adjustment event occurs in relation to any taxable supply made under or in connection with this deed the supplier must determine the net amount payable in respect of GST in relation to the supply (taking into account any adjustments) and if that amount differs from the amount previously paid under either clause 15.1(f) or clause 15.1(g) as appropriate, the amount of the difference must be paid by, refunded to or credited to the recipient, as applicable and the party making the taxable supply shall issue an adjustment note to the recipient.

16    Income and Petroleum Resource Rent Tax

16	Income and Petroleum Resource Rent Tax

16.1	Income and expenses

(a)	The Buyer and the Seller agree that:

(1)	the Seller will recognise the income and expenditures attributable to the Evans Shoal Interests, for Tax purposes (other than in respect of the PRRT Act), for the period up to and including the Completion Date; and

(2)	the Buyer will recognise the income and expenditures attributable to the Evans Shoal Interests, for Tax purposes, for the period after the Completion Date.

(b)	The Buyer and the Seller agree to file all Tax returns on this basis.

16.2	Buyer will assume Seller’s PRRT entitlements

The Buyer and the Seller acknowledge and agree that, by virtue of the sale and purchase of the Evans Shoal Interests under this deed, the Buyer will assume and obtain the benefit of the Seller’s entitlements under the PRRT Act in respect of the Evans Shoal Interests from the Completion Date.

16.3	Seller to provide information

(a)	The Seller must provide the Buyer with a notice pursuant to section 48(3) of the PRRT Act in respect of the Evans Shoal Interests within 60 days of Completion in accordance with the PRRT Act.

(b)	If, during the period ending 60 days after Completion the total expenditure taken to be incurred by the Buyer under section 48 of the PRRT Act in respect of the Evans Shoal Interests differs from the expenditure recorded in the transfer notice given under clause 16.3(a), the Seller must within 60 days of Completion provide the Buyer with a transfer notice, in replacement of the notice already given under clause 16.3(a), in the form required by the PRRT Act, setting out the actual total expenditure taken to be incurred by the Buyer under section 48 of the PRRT Act in respect of the Evans Shoal Interests.

17	General

17.1	Notices

(a)	Any notice or other communication (including any request, demand, consent or approval) to or by a party to this deed must be in legible writing and in English addressed as shown below (or as specified to the sender by any party by notice):

Party	Address	Attention	Facsimile	Email
Seller	Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia 5000 Australia	James Baulderstone, Company Secretary and General Counsel. Copy to: David Slocombe Commercial Manager, Western Australia and Northern Territory	+61 8 8116 5287 Copy to: +61 8 9333 9571	James.Baulderstone@santos.com Copy to: David.Slocombe@santos.com

Buyer	7 Custom House Street 3rd Floor Portland, ME 04101 USA With a copy to: Bernstein Shur 100 Middle Street, Portland, ME 04101 USA	William H. Hastings, Director With a copy to: John L Carpenter, Esq.	+1 207 553 2250 With a copy to: +1 207 774 1127	whhastings@magellanpetroleum.com With a copy to: jcarpenter@bernsteinshur.com

17    General

(b)	If the sender is a company, the notice or communication must be signed by an officer or under the common seal of the sender.

(c)	A notice or communication given in accordance with clause 17.1(a) can be relied on by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(d)	Any notice or other communication to or by a party to this deed is regarded as being given by the sender and received by the addressee:

(1)	if by delivery in person, when delivered to the addressee;

(2)	if by post, 5 Business Days from and including the date of postage;

(3)	if by facsimile transmission, when a facsimile confirmation receipt is received indicating successful delivery; or

(4)	if sent by email, when a delivery confirmation report is received by the sender which records the time that the email was delivered to the addressee’s email address (unless the sender receives a delivery failure notification indicating that the email has not been delivered to the addressee), but if the delivery or receipt is on a day that is not a Business Day or is after 5.00pm (addressee’s time) it is regarded as received at 9.00am on the following Business Day

(e)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 17.1(c) and informs the sender that it is not legible.

In this clause 17.1, reference to an addressee includes a reference to an addressee’s officers, agents or employees.

17    General

17.2	Governing law and jurisdiction

(a)	This deed, including any dispute between one or more of the Parties arising out of, relating to, or in connection with this deed, and including disputes concerning the existence, validity, or termination thereof, is governed by, and enforced and construed in accordance with, the laws of South Australia

(b)	Each party irrevocably submits to the jurisdiction of the courts of South Australia.

(c)	The Parties irrevocably waive any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

17.3	Service of process

(a)	Without preventing any other mode of service, any document in an action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 17.1.

17.4	Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, this deed that is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)	Any provision of, or the application of any provision of, this deed that is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

17.5	Waivers and variation

(a)	A provision of, or a right, discretion or authority created under, this deed may not be:

(1)	waived except in writing signed by the party granting the waiver; and

(2)	varied except in writing signed by the Parties.

(b)	A failure or delay in exercise, or partial exercise, of a power, right, authority, discretion or remedy arising from a breach of, or default under this deed does not result in a waiver of that right, power, authority, discretion or remedy.

17.6	Assignment

(a)	Subject to clause 17.6(b), a party may not assign its rights under this deed without the written consent of the other Party.

(b)	Following Completion, a party may assign its rights under this deed (and, for the avoidance of doubt, its rights in and to the Evans Shoal Interests) without the consent of the other Party.

17.7	Further assurances

Each party must do all things and execute all further documents necessary to give full effect to this deed and use reasonable endeavours to cause relevant Third Parties to do the same.

17    General

17.8	Approvals and consent

If the doing of any act, matter or thing under this deed is dependent on the approval or consent of a party, that party may give conditionally or unconditionally or withhold its approval or consent in its absolute discretion, unless this deed expressly provides otherwise.

17.9	Remedies cumulative

Except as provided in this deed and permitted by law, the rights, powers and remedies provided in this deed are cumulative with and not exclusive to the rights, powers or remedies provided by law independently of this deed.

17.10	Counterparts

This deed may be executed in any number of counterparts which together will constitute one instrument. A party may execute this deed by signing any counterpart.

17.11	Severability

Any provision in this deed that is invalid or unenforceable in any jurisdiction is to be read down for the purpose of that jurisdiction, if possible, so as to be valid and enforceable, and otherwise shall be severed to the extent of the invalidity or unenforceability, without affecting the remaining provisions of this deed or affecting the validity or enforceability of that provision in any other jurisdiction.

17.12	No merger

The Seller’s Warranties, the Buyer’s Warranties, covenants, undertakings and indemnities in this deed will not merge on Completion.

17.13	Entire agreement

This deed and the Transaction Agreements embody the entire agreement between the Parties and supersede any prior negotiation, conduct, arrangement, understanding or agreement, express or implied, with respect to the subject matter of this deed.

17.14	Default Interest

(a)	If a party fails to pay any amount payable under this deed on the due date for payment, that party must pay interest on the amount unpaid at the higher of the Interest Rate plus 2% per annum or the rate (if any) fixed or payable under any judgment or other thing into which the liability to pay the amount becomes merged.

(b)	The interest payable under clause 17.4(a):

(1)	accrues from day to day (on the basis of a 365 day year) from and including the due date for payment up to (but excluding) the actual date of payment, before and, as an additional and independent obligation, after any judgment or other thing into which the liability to pay the amount becomes merged; and

(2)	may be capitalised by the person to whom it is payable at monthly intervals.

17    General

17.15	Benefits held on trust

(a)	The Seller holds the benefit of each indemnity, promise and obligation in this deed expressed to be for the benefit of a director, officer or employee of a Seller Group Member, or for the benefit of a Seller Group Member which is not a party to this deed, on trust for that director, officer, employee or Seller Group Member.

(b)	The Buyer holds the benefit of each indemnity, promise and obligation in this deed expressed to be for the benefit of a director, officer or employee of a Buyer Group Member or for the benefit of a Buyer Group Member which is not a party to this deed, on trust for that director, officer, employee or Buyer Group Member.

(c)	Except where an indemnity, promise or obligation is expressly stated to be for the benefit of a Third Party, no person other than the Buyer and the Seller has or is intended to have any right, power or remedy or derives or is intended to derive any benefit under this deed.

17.16	Contra proferentem excluded

No term or condition of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision.

17.17	Attorneys

Each of the attorneys executing this deed states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

17.18	No Immunity

Each party hereto unconditionally and irrevocably:

(a)	agrees that the execution, delivery and performance by it of this deed constitute private and commercial acts rather than public or governmental acts and waives any right to plead state action as a defence to a breach of this deed;

(b)	waives any claim to immunity (sovereign, diplomatic or otherwise) in regard to any proceedings whatsoever and wheresoever brought against it or its assets in relation to this deed or any transaction contemplated by this deed including, without limitation, immunity from service of process, immunity from jurisdiction of any court and immunity of its property from execution;

(c)	without prejudice to the generality of the foregoing, specifically waives any such right to immunity in respect of any proceedings in relation to:

(1)	judicial proceedings for interim, interlocutory, final or ancillary or injunctive orders, whether in personam or in rem before any national court of competent jurisdiction;

(2)	proceedings for any provisional or conservatory measures including, without limitation, attachment prior to the institution of any proceedings, or during the proceedings, for the preservation of its rights or interests; and

(3)	judicial proceedings for the recognition and enforcement of any arbitral awards rendered by a tribunal constituted pursuant to this deed; and

(d)	consents generally in respect of the enforcement of any judgement against it in any such proceedings, to the giving of any relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against or in respect of any property whatsoever (irrespective of its use or intended use and including, in the case of the United States of America, bank accounts belonging to the United States of America’s central bank or other monetary authority) of any order or judgement which may be made or given in such proceedings.

Schedules

Note: Pursuant to Item 601(b)(2) of Regulation S-K, the registrant has omitted Schedules 5-8, and Annexures 1 and 2. The registrant will furnish supplementally to the Securities and Exchange Commission such Schedules and Annexures, upon request.

Schedule 1

Seller’s Warranties

1	Ownership

1.1	Ownership

At Completion:

(a)	the Seller is the legal and beneficial owner of the Evans Shoal Interests; and

(b)	the Buyer will acquire the full legal and beneficial ownership of the Evans Shoal Interests free and clear of:

(1)	all Encumbrances; and

(2)	any third party pre-emptive right.

1.2	No Encumbrances

The Evans Shoal Interests will at Completion be free and clear of all Encumbrances and any third party pre-emptive right.

2	Power and authority

2.1	No legal impediment

The execution, delivery and performance by the Seller of this deed:

(a)	complies with its constitution; and

(b)	does not constitute a breach or violation of any law, or a judgment or order of any court, or violate any other agreement to which the Seller is a party, or cause or result in a default under any agreement or any Encumbrance, by which it is bound and that would prevent it from entering into and performing its obligations under this deed.

2.2	Corporate Authorisations

All necessary authorisations for the execution, delivery and performance by the Seller of this deed in accordance with its terms have been obtained or will be obtained before Completion, other than the consents and approvals required under clause 2.1.

2.3	Power and capacity

The Seller has full power and capacity to enter into and perform its obligations under this deed.

2.4	Incorporation

The Seller is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

3	Solvency

3.1	No liquidation

The Seller has not:

(a)	gone, or is proposed to go, into liquidation;

(b)	passed a winding-up resolution or commenced steps for winding-up or dissolution; or

(c)	received a deregistration notice under section 601AB of the Corporations Act or any communication from ASIC that might lead to such notice or applied for deregistration under section 601AA of the Corporations Act.

3.2	No winding-up process

No petition or other process for winding-up or dissolution has been presented or threatened in writing against the Seller and, so far as the Seller is aware, there are no circumstances justifying such a petition or other process.

3.3	No receiver or manager

No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed, or is threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the Seller, and, so far as the Seller is aware, there are no circumstances justifying such an appointment.

3.4	Arrangements with creditors

The Seller has not entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

3.5	No writs

No writ of execution has issued against the Seller or its property and, so far as the Seller is aware, there are no circumstances justifying such a writ.

3.6	Solvency

The Seller is able to pay its debts as and when they fall due. The Seller is not taken under applicable laws to be unable to pay its debts or has stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

4	Evans Shoal Title

4.1	Valid title

The Evans Shoal Title has been validly granted and is in full force and effect.

4.2	Royalties, terms and conditions

(a)	So far as the Seller is aware, all fees or royalties in respect of the Evans Shoal Title which have fallen due for payment pursuant to any agreement entered into prior to, or which otherwise relate to the period prior to, the time from which the Evans Shoal Title was owned by a Seller Group Member have been paid.

(b)	All fees or royalties in respect of the Evans Shoal Title which have fallen due for payment pursuant to any agreement entered into after, or which otherwise relate to the period after, the Evans Shoal Title was owned by a Seller Group Member have been paid.

(c)	There is currently no breach of any of the terms and conditions to which the Evans Shoal Title is subject which could result in the forfeiture or cancellation thereof.

(d)	The conditions of the Evans Shoal Title have been complied with in all material respects and there are no facts, matters or circumstances which would give rise to the cancellation, forfeiture or suspension of the Evans Shoal Title or the imposition of any new conditions under the Evans Shoal Title.

(e)	There is no joint venture or other comparable relationship established between the Seller and any other party, other than the joint venture pursuant to the Evans Shoal JOA, with respect to the Evans Shoal Title.

5	Evans Shoal JOA

(a)	All cash calls due and payable by the Seller under the Evans Shoal JOA have been paid.

(b)	No Seller has received notice from any party to the Evans Shoal JOA (including any Seller Group Member) of that party’s intention to withdraw from the Evans Shoal JOA.

(c)	No Seller has received any sole risk notice pursuant to the Evans Shoal JOA.

(d)	So far as the Seller is aware, each of the Evans Shoal JOA and the Participant Deed remains in full force and effect.

6	Litigation, compliance and Authorisations

6.1	No material proceedings

The Seller

(a)	has not received, as at the date of this deed, any notice to the effect that the Operator of the Evans Shoal JOA is a party to any investigation; and

(b)	is not, as at the date of this deed, a party to any prosecution or litigation, in either case that will, or would reasonably be likely to, have a Material Adverse Effect on the Evans Shoal Project or the Evans Shoal Interests (Material Proceedings).

6.2	No threatened material proceedings

The Seller has not received, as at the date of this deed, any notice to the effect that there are Material Proceedings against the Operator are pending or threatened and the Seller is not aware of any disputes involving the Operator that will, or would reasonably be likely to, give rise to any Material Proceedings which would have a Material Adverse Effect on the Evans Shoal Interests or the Evans Shoal Project.

6.3	No judgments or awards

As at the date of this deed there is no unsatisfied judgment, order, arbitral award or decision of any court, tribunal or arbitrator against the Seller which relates to the Evans Shoal Interests or the Evans Shoal Project and which would have or would be reasonably be expected to have a Material Adverse Effect.

7	Insurance

7.1	Disclosure

The Disclosure Materials contain complete and accurate particulars of all current insurance policies and cover notes taken out in respect of the Joint Operations as at the date of this deed (Insurances).

7.2	No claims

There are no outstanding claims made under any Insurance or an insurance policy obtained in respect of the Joint Operations.

8	Contracts

8.1	Default by the Operator and the Seller

So far as the Seller is aware, neither the Operator or the Seller is in material default, or would be in material default but for the requirements of notice or lapse of time, under any material agreement to which it is a party (including the Evans Shoal JOA and all material agreements to which the Seller is a party in its capacity as Operator), where such default will, or would reasonably be likely to, have a Material Adverse Effect.

8.2	Default by third party

So far as the Seller is aware, no other party to any material agreement to which the Seller or the Operator is a party (including the Evans Shoal JOA) is in default, or would be in default but for the requirements of notice or lapse of time, under that agreement, where such default will, or would reasonably be likely to, have a Material Adverse Effect.

8.3	Notices

So far as the Seller is aware, as at the date of this deed neither the Operator or the Seller has received, or given, any notice of termination of any material agreement to which it is a party that will, or would reasonably be likely to, have a Material Adverse Effect.

8.4	Offers

No outstanding offer, tender or quotation has been given or made by the Operator in respect of the Joint Operations that is capable of giving rise to a contract merely by any unilateral act of a Third Party other than in the ordinary course of the Business.

9	Environment

9.1	Notices for Governmental Agencies

The Operator has not received any notice from any Governmental Agency:

(1)	for work or expenditure in relation to the Joint Operations to comply with any environmental laws or the terms of any Authorisations other than the minimum work and expenditure conditions applicable to the Evans Shoal Title;

(2)	that Joint Operations should cease or be conducted in some alternative manner so as to comply with environmental laws or the terms of any Authorisations; and

(3)	of any pending investigation or inquiry by a Governmental Agency with respect to an environmental matter.

9.2	No environmental issues

So far as the Seller is aware, there has not been and there are no existing environmental issues in respect of the Joint Operations which would, or would be reasonably likely to, give rise to any environmental Loss (including any pollution, emission or contamination or any environmental harm) that would result in a Material Adverse Effect.

10	Compliance with laws

None of the Operator and the Seller has received any notice of any failure to comply with any law that will, or would reasonably be like to, have a Material Adverse Effect and so far as the Seller is aware there has been no such failure to comply.

11	Joint Accounts

So far as the Seller is aware, the Joint accounts have been prepared in accordance with the Accounting Standards.

12	Disclosure

(a)	The Disclosure Materials have been prepared in good faith for the purpose of informing the Buyer about the Business and the Joint Operations.

(b)	The Raw Data has been assembled in good faith by the Seller and, where acquired from test work performed by the Seller or provided by contractors to the Seller, is unaltered from that which was recorded or provided and is a true, accurate and not misleading record of the information at the time it was recorded, subject to the following qualifications:

(1)	the limitations of the technology used in obtaining the information;

(2)	any observational error on the part of the individual or individuals conducting the test work or experiment or on the individual or contractor in recording or collating the Raw Data; and

(3)	the correctness of any assumption (which is expressly stated, or which forms part of good oil and gas field practice) relied upon to obtain the information.

(c)	The Interpretive Information has been assembled in good faith by the Seller and has been prepared in accordance with good oil and gas field practice but is provided subject to the qualification that the analysis and conclusions contained in the Interpretive Information will not be relied on by the Buyer on the basis that the Buyer had the opportunity, prior to entry in to this deed, to perform its own review and analysis of the Raw Data to confirm the analysis and conclusions contained in the Interpretative Information.

(d)	So far as the Seller is aware, there is no information relating to the Business or the Evans Shoal Projects that has not been made available to the Buyer before the date of this deed that will, or would reasonably be likely to, have a Material Adverse Effect.

(e)	The Seller is not aware of any of the Disclosure Materials (other than the Raw Data and the Interpretative Information) being materially incorrect, incomplete or misleading and such Disclosure Materials will or would reasonably be likely to have a Material Adverse Effect.

13	Decisions of the Operating Committee

The Disclosure Materials contain details of all resolutions of the Operating Committee since 1 January 2009 up to the date of this deed.

Schedule 2

Buyer’s Warranties

(a)	(No legal impediment) The execution, delivery and performance by the Buyer of this deed:

(1)	complies with its constitution or other constituent documents; and

(2)	does not constitute a breach or violation of any law or judgment or order of any court, or cause or result in default under any agreement or Encumbrance, by which it is bound and which would prevent it from entering into and performing its obligations under this deed.

(b)	(Corporate Authorisations) All necessary action to authorise the execution, delivery and performance of this deed by the Buyer in accordance with its terms have been obtained or will be obtained before Completion, except for the consents and approvals required under clause 2.1.

(c)	(Power and capacity) The Buyer has full power and capacity to enter into and perform its obligations under this deed.

(d)	(Incorporation) The Buyer is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation.

(e)	(No trust) The Buyer enters into and performs this deed on its own account and not as trustee for or nominee of any other person.

(f)	(No liquidation) The Buyer has not:

(1)	gone, and is not proposed to go, into liquidation;

(2)	passed a winding-up resolution or commenced steps for winding-up or dissolution; or

(3)	received a deregistration notice under section 601AB of the Corporations Act or any communication from ASIC that might lead to such a notice or applied for deregistration under section 601AA of the Corporations Act.

(g)	(No winding-up process) No petition or other process for winding-up or dissolution has been presented or threatened in writing against the Buyer and, so far as the Buyer is aware, there are no circumstances justifying a petition or other process.

(h)	(No receiver or manager) No receiver, receiver and manager, judicial manager, liquidator, administrator or like official has been appointed, or is threatened or expected to be appointed, over the whole or a substantial part of the undertaking or property of the Buyer, and so far as the Buyer is aware, there are no circumstances justifying such an appointment.

(i)	(Arrangement with creditors) The Buyer has not entered into, or taken steps or proposed to enter into, any arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

(j)	(No writs) No writ of execution has issued against the Buyer or any of its assets and there are no circumstances justifying such a writ.

(k)	(Solvency) The Buyer is able to pay its debts as and when they fall due. The Buyer is not taken under applicable laws to be unable to pay its debts and has not stopped or suspended, or threatened to stop or suspend, payment of all or a class of its debts.

(l)	(Awareness) As at the date of this deed, no Specified Executive of the Buyer Group is aware of any breach of a Seller’s Warranty or of any matter, circumstance or event which will or is reasonably likely to result in a Claim.

(m)	(Financial and technical capabilities) At Completion, if the Buyer were to be appointed the Operator and subject to the continued operation of the Technical Services Agreement, as of such time, it would have sufficient funds, resources and operational capability to meet the obligations (financial or otherwise) of the Operator under the Evans Shoal JOA.

Schedule 3

Completion steps

1	Completion

1.1	Seller’s obligations at Completion

(a)	Subject to the Buyer complying with its obligations under clause 1.2 of this Schedule 3, at Completion the Seller must, to the extent that they have not been delivered to the Buyer already:

(1)	deliver to the Buyer

(A)	the Evans Shoal Transfer duly executed by the registered holders of the Evans Shoal Title;

(B)	counterparts of the Deed of Assignment and Assumption duly executed by the parties to the Evans Shoal JOA (including the Seller);

(2)	deliver to the Buyer a copy of the document providing confirmation by Shell, PCA and OGA that they consent to the transfer of the Evans Shoal Interests to the Buyer and that they waive their rights under Articles 12.3.A, 12.3.B and 12.3.C of the Evans Shoal JOA in respect of this transfer;

(3)	make available to the Buyer the Joint Operations Records; and

(4)	deliver to the Buyer a certificate from a Specified Executive of the Seller certifying that no breach of a Fundamental Warranty is subsisting as at Completion.

1.2	Buyer’s obligations at Completion

Subject to the Seller complying with its obligations under clause 1.1 of this Schedule 3, at Completion the Buyer must:

(a)	pay the Completion Payment to the Seller in Immediately Available Funds without counterclaim or set-off by the Buyer;

(b)	deliver to the Seller a counterpart of the Deed of Assignment and Assumption duly executed by the Buyer;

(c)	deliver to the Seller counterparts, executed by the Buyer, of those documents listed in clause 1.1(a) of this Schedule 3, that are to be executed by the Buyer or any other relevant person, other than a Seller Group Member; and

(d)	deliver to the Seller a certificate from a Specified Executive of the Buyer Group Member certifying that no breach of a Buyer’s Warranty is subsisting as at Completion.

Schedule 4

Form of Adjustment Statement

1	Any current assets of the Joint Operations at the Effective Date in respect of the Evans Shoal Interests	[A1]

2	Any expenditure in respect of Joint Operations that are a prepayment as at the Effective Date in respect of the Evans Shoal Interests	[B1]

3	Any liabilities of the Joint Operations as at the Effective Date in respect of the Evans Shoal Interests	[C1]

4	Any unpaid cash calls in respect of the Joint Operation relating to the period prior to the Effective Date in respect of the Evans Shoal Interests	[D1]

5	Adjustment Amount	[E1 = A1 + B1 – C1 – D1]

Signing page

Executed as a deed

Signed sealed and delivered by Santos Offshore Pty Ltd By

sign here ▶	/s/ James Baulderstone
Company Secretary

print name	James Baulderstone

sign here ▶	P.C. Wasow
Director

print name	P.C. Wasow

Signed sealed and delivered by Magellan Petroleum Australia Limited By

sign here ▶	/s/ Bruce McInnes
Company Secretary

print name	Bruce McInnes

sign here ▶	/s/ Robert J. Mollah
Director

print name	Robert J. Mollah